ALAMOS GOLD INC.

as Issuer

AND

PACIFIC CORPORATE TRUST COMPANY

as Trustee

INDENTURE

Dated as of February 2, 2005

providing for the issue of 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION

2

1.1

 Definitions

2

1.2

 Interpretation

14

1.3

 Accounting Terms

14

1.4

 Headings and Table of Contents

14

1.5

 Section and Schedule References

14

1.6

 Governing Law

14

1.7

 Currency

15

1.8

 Non-Business Days

15

1.9

Time

15

1.10

 Independence of Covenants

15

1.11

 Form of Documents Delivered to Indenture Trustee

15

1.12

 Acts of Holders

15

1.13

 Interest Payments and Calculations

17

1.14

 English Language

17

1.15

 Successors and Assigns

17

1.16

 Severability Clause

17

1.17

 Benefits of Indenture

17

1.18

 Unclaimed Debentures

18

1.19

 Schedules

18

1.20

 Benefits of Indenture through Indenture Trustee

18

ARTICLE 2 THE DEBENTURES

18

2.1

 Limit of Issue and Designation of Debentures

18

2.2

 Form and Terms of Debentures

19

2.3

 Interest

19

2.4

 Prescription

20

2.5

 Issue of Debentures

20

2.6

 Execution

20

2.7

 Certification by Indenture Trustee

21

2.8

 Registration of Exchanges

21

2.9

 Persons Entitled to Payment

22

2.10

 Payment of Principal and Interest on Definitive Debentures

22

2.11

 Book-Based System

23

2.12

 Payments of Principal and Interest for Book-Entry Only Debentures

23

2.13

 Rank and Subordination

24

2.14

 Register and Transfer

24

2.15

 Additional Amount

26

2.16

 Cancellation of Debentures

27

2.17

 Mutilated, Lost, Stolen or Destroyed Debentures

27

2.18

 Access to Lists of Holders

28

2.19

 Legends on Debentures

29

ARTICLE 3 REDEMPTION, REPURCHASE AND CANCELLATION OF DEBENTURES

30

3.1

 Optional Redemption of Debentures

30

3.2

 Partial Redemption of Debentures

30

3.3

 Places of Payment

31

3.4

 Notice of Redemption

31

3.5

 Debentures Due on Redemption Date

31

3.6

 Deposit of Redemption Monies

32

3.7

 Right to Repay the Redemption Amount in Common Shares on Redemption

32

3.8

 Purchase of Debentures

34

3.9

 Repurchase of Debentures upon a Change of Control

35

3.10

 Cancellation of Purchased Debentures

37

ARTICLE 4 CONVERSION

37

4.1

 Conversion Right

37

4.2

 Completion of Conversion

38

4.3

 Fractional Shares

39

4.4

 Relating to the Issue of Common Shares

39

4.5

 Legends on Common Shares

39

ARTICLE 5 MATURITY

40

5.1

 Payment of Principal and Interest at Maturity

40

5.2

 Right to Repay Principal Amount in Common Shares at Maturity

40

ARTICLE 6 ADJUSTMENTS

42

6.1

 Adjustment of Conversion Price

42

6.2

 Other Adjustment of Conversion Price

46

6.3

 Rules Regarding Calculation of Adjustment of Conversion Price

47

6.4

 Certificate as to Adjustment

48

6.5

 Notice of Special Matters

48

6.6

 Notice of Expiry of Conversion Right

48

6.7

 Protection of Trustee

49

ARTICLE 7 COMMON SHARE INTEREST PAYMENT ELECTION

49

7.1

Common Share Interest Payment Election

49

ARTICLE 8 CREATION AND INVESTMENT OF ESCROW

52

8.1

 Creation of Escrow

52

8.2

 Investment of Escrow

52

8.3

 Disbursements of Escrow

52

ARTICLE 9 SUBORDINATION OF DEBENTURES

53

9.1

 Agreement to Subordinate

53

9.2

 Distribution on Insolvency or Winding-up

53

9.3

 Subrogation of Debentures

54

9.4

 No Payment to Debentureholders if Event of Default under the Senior

Indebtedness                                                                                                         55

9.5

 Authorization of Debentureholders to Trustee to Effect Subordination

56

9.6

 Knowledge of Trustee

56

9.7

 Trustee May Hold Senior Indebtedness

56

9.8

 Rights of Holders of Senior Indebtedness Not Impaired

56

9.9

 Altering the Senior Indebtedness

56

9.10

 Additional Indebtedness

56

9.11

 Right of Debentureholder to Convert Not Impaired

57

ARTICLE 10 COVENANTS OF THE COMPANY

57

10.1

 Payment of Principal, Premium and Interest

57

10.2

 Maintenance of Office or Agency

57

10.3

 Corporate Existence; Books of Account

58

10.4

Compliance Certificate

58

10.5

 Notice of Default

58

10.6

 Securities Laws

58

10.7

 Reporting

59

10.8

 Performance of Covenants by Indenture Trustee

59

ARTICLE 11 EVENTS OF DEFAULT AND REMEDIES

59

11.1

 Events of Default and Enforcement

59

11.2

 Notice of Event of Default

61

11.3

 Waiver of Declaration

61

11.4

 Waiver

62

11.5

 Other Remedies

62

11.6

 Application of Money Collected

62

11.7

 Control by Holders

63

11.8

 Limitation on Suits

63

11.9

 Collection Suit by Indenture Trustee

63

11.10

 Indenture Trustee May File Proofs of Claim

63

11.11

 Undertaking for Costs

64

11.12

 Delay or Omission Not Waiver

64

11.13

 Remedies Cumulative

64

11.14

 Judgement Against the Company

64

ARTICLE 12 SATISFACTION AND DISCHARGE

64

12.1

 Non-Presentation of Debentures

64

12.2

 Discharge

65

ARTICLE 13 THE INDENTURE TRUSTEE

65

13.1

 Duties of Indenture Trustee

65

13.2

 Employ Agents

66

13.3

 Reliance on Evidence of Compliance

66

13.4

 Provision of Evidence of Compliance to Indenture Trustee

66

13.5

 Contents of Evidence of Compliance

67

13.6

 Advice of Experts

67

13.7

 Indenture Trustee May Deal in Debentures

67

13.8

 Conditions Precedent to Indenture Trustee’s Obligation to Act

67

13.9

 Indenture Trustee Not Required to Give Security

68

13.10

 Resignation or Removal of Indenture Trustee; Conflict of Interest

68

13.11

 Authority to Carry on Business; Resignation

69

13.12

 Protection of Indenture Trustee

70

13.13

 Additional Representations and Warranties of Indenture Trustee

71

13.14

 Compensation

72

ARTICLE 14 MEETINGS OF HOLDERS OF DEBENTURES

72

14.1

 Purposes for Which Meetings May be Called

72

14.2

 Call, Notice and Place of Meetings

72

14.3

 Proxies

73

14.4

 Persons Entitled to Vote at Meetings

73

14.5

 Quorum; Action

74

14.6

 Determination of Voting Rights; Chairman; Conduct and Adjournment

of Meetings

                                                                                                                               74

14.7

 Counting Votes and Recording Action of Meetings

75

14.8

 Instruments in Writing

75

14.9

 Holdings by the Company Disregarded

76

ARTICLE 15 AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER

OR LEASE

                                                                                                                              76

15.1

 Amalgamation and Consolidations of Company and Conveyances Permitted Subject to Certain Conditions

76

15.2

 Rights and Duties of Successor Company

76

15.3

 Officers’ Certificate and Opinion of Counsel

77

ARTICLE 16 NOTICES

77

16.1

 Notice to Company

77

16.2

 Notice to Holders

78

16.3

 Notice to Indenture Trustee

78

ARTICLE 17 SUPPLEMENTAL INDENTURES AND AMENDMENTS

79

17.1

 Supplemental Indentures

79

17.2

 Execution of Supplemental Indentures

81

17.3

 Effect of Supplemental Indentures

81

17.4

 Reference in Debentures to Supplemental Indentures

81

17.5

 Prior Approval of Recognized Stock Exchange

81

ARTICLE 18 MISCELLANEOUS PROVISIONS

82

18.1

 Acceptance of Trusts

82

18.2

 Protection of Trustee

82

18.3

 Counterparts and Formal Date

82

THIS INDENTURE dated as of February 2, 2005

B E T W E E N:

ALAMOS GOLD INC., a corporation amalgamated under the laws of British Columbia having its head office at 1503-110 Yonge Street, Toronto, Ontario, Canada, M5C 1T4.

(hereinafter called the “Company”)

- and -

PACIFIC CORPORATE TRUST COMPANY, a trust company incorporated under the laws of British Columbia, having an office in the City of Vancouver, in the Province of British Columbia, Canada.

(hereinafter called the “Indenture Trustee”)

WHEREAS:

A.

 the Company desires to provide for the creation and issue of convertible unsecured subordinated debentures with the designation of “5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010” (the “Debentures”), all upon the terms and conditions set forth in this Indenture (as hereinafter defined);

B.

all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Indenture by the Company, to make the same effective and binding upon the Company, and to make the Debentures, when certified by the Indenture Trustee and issued as provided in this Indenture, valid, binding and legal obligations of the Company with the benefit and subject to the terms of this Indenture;

C.

all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the issuance of the Common Shares (as hereinafter defined) that may be issued upon conversion, redemption or maturity of the Debentures; and

D.

the foregoing recitals are made as representations and statements of fact by the Company and not by the Indenture Trustee;

NOW, THEREFORE, THIS INDENTURE WITNESSES, and it is hereby agreed and declared, as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended from time to time;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

“Act” or “Act of Holder(s)”, when used with respect to any Holder(s), shall have the meaning specified in section 1.12.1;

“Additional Amount” has the meaning ascribed thereto in subsection 2.15.1;

“Additional Shares” has the meaning ascribed thereto in subsection 3.9.8;

“Affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia), as amended from time to time;

“Agent” means a Person appointed to act on behalf of another Person;

“Applicable Law” shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgements and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Law” shall mean any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction;

“Applicants” has the meaning ascribed thereto in subsection 2.18.2;

“Articles of the Company” means the Notice of Articles of the Company issued by the Registrar on October 15, 2004 and Articles of the Company approved by the shareholders of the Company on June 21, 2004, as amended from time to time;

“Beneficial Holder” means a Person being the beneficial owner of a Debenture, as shown on a list maintained by a Participant or the Depository;

“Board of Directors” shall mean either the board of directors of the Company, or any committee of that board duly authorized to make a decision on the matter in question;

“Board Resolution” shall mean a copy of a resolution certified by the Chairman, President and Chief Executive Officer or any Vice-President or the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect and unamended on the date of such certification;

“Book-Based System” shall mean, in relation to the Global Debenture, the debt clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the Depository for the Debentures (including where applicable pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services) or any successor systems or services thereof;

“Book-Entry Only Debentures” means Debentures issued pursuant to the Book-Based System of the Depository;

“Business Day” shall mean any day of the week, other than Saturday, Sunday or a statutory holiday in the Province of British Columbia, on which banking institutions are open for business in the City of Vancouver, Province of British Columbia and in the City of Toronto, Province of Ontario;

“Canadian Dollar” or “Dollar” or “$” shall mean lawful currency of Canada;

“Canadian generally accepted accounting principles” shall mean generally accepted accounting principles established from time to time by the Canadian Institute of Chartered Accountants;

“Canadian Government Obligations” means securities that are (i) direct obligations of Canada for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada, the payment of which is unconditionally guaranteed as a full faith and credit obligation by Canada, and shall also include a depository receipt issued by a bank or trust corporation as custodian with respect to any such Canadian Government Obligation or a specific payment of interest on or principal of any such Canadian Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount removed by the custodian in respect of the Canadian Government Obligation or the specific payment of interest on or principal of the Canadian Government Obligation evidenced by such depository receipt;

“Capital Reorganization” has the meaning ascribed thereto in subsection 6.1.5;

“Cash Transaction” means a transaction in respect of which the consideration for Common Shares is received wholly or Partially in Cash;

“CDS” shall mean The Canadian Depository for Securities Limited, together with its successors from time to time;

“Certificate of the Company” shall mean a certificate signed by a Responsible Officer of the Company;

“Change of Control” means the acquisition of voting control or direction over 66 2/3% or more of the aggregate voting rights attached to the Common Shares then outstanding;

“Common Shares” means the Common Shares in the capital of the Company;

“Common Share Bid Request” means a request for bids to purchase Common Shares (to be issued by the Company on the Common Share Delivery Date) made by the Indenture Trustee in accordance with the Common Share Interest Payment Election Notice;

“Common Share Delivery Date” means a date, not more than 90 days and not less than seven Business Days prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Company and delivered to the Indenture Trustee for sale pursuant to Common Share Purchase Agreements;

“Common Share Interest Payment Election” means an election by the Company to issue and deliver Common Shares to the Indenture Trustee for sale in the open market or pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests in order to satisfy all or a part of an Interest Obligation in the manner described in the Common Share Interest Payment Election Notice;

“Common Share Interest Payment Election Amount” means the aggregate net proceeds resulting from the sale of Common Shares on or about the Common Share Delivery Date on the open market or pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests;

“Common Share Interest Payment Election Notice” means a written notice made by the Company to the Indenture Trustee specifying:

(a)

the Interest Obligation to which the election relates;

(b)

the amount of proceeds which the Company wishes to raise;

(c)

the investment banks, brokers or dealers through which the Indenture Trustee shall seek bids to purchase the Common Shares and the conditions of such bids, which may include the minimum number of Common Shares, minimum price per Common Share, timing for closing for bids and such other matters as the Company may specify; and

(d)

that the Indenture Trustee shall either sell on the open market or solicit and accept through the investment banks, brokers or dealers selected by the Company only those bids which comply with such notice;

“Common Share Proceeds Investment” has the meaning ascribed thereto in subsection 7.1.10;

“Common Share Price” means the per Common Share consideration paid to holders of Common Shares in respect of the Cash Transaction.

“Common Share Purchase Agreement” means an agreement in customary form among the Company, the Indenture Trustee and the Persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all Applicable Laws and the rules and regulations of any Recognized Stock Exchange;

“Common Share Reorganization” has the meaning ascribed thereto in subsection 6.1.2;

“Company” shall mean Alamos Gold Inc. until a successor corporation shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, “Company” shall mean such successor corporation;

“Company Request” or “Company Order” shall mean a written request or order signed in the name of the Company by any Responsible Officer of the Company and delivered to the Indenture Trustee;

“Conversion Date” has the meaning ascribed thereto in subsection 4.1.2;

“Conversion Notice” has the meaning ascribed thereto in subsection 4.1.2;

“Conversion Number”, as of the applicable Conversion Date, means the number obtained when dividing $1,000 principal amount, of Debentures by the Conversion Price and rounding to four decimal places;

“Conversion Price” means $5.30 per Common Share, subject to adjustment from time to time pursuant to article 6;

“Conversion Value” means, for each $1,000 principal amount of Debentures, the amount equal to the Conversion Number multiplied by the Current Market Price;

“Corporate Trust Office” shall mean the principal office or offices of the Indenture Trustee in the City of Vancouver, Province of British Columbia, at which at any particular time its corporate trust business shall be administered;

“Counsel” shall mean, in the case of Counsel to the Indenture Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Indenture Trustee (who may, except as otherwise expressly provided in this Indenture, also be Counsel to the Company) and, in the case of Counsel to the Company, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Company;

“Credit Watch” means, in respect of a rating, the potential direction of a short or long-term rating which is based on identifiable events and short-term trends that cause ratings to be placed under special surveillance by S&P;

“Current Market Price” means, in respect of the Common Shares on any Date of Determination, except as otherwise provided, an amount equal to the Weighted Average Trading Price of such shares on a Recognized Stock Exchange for 20 consecutive Trading Days ending five Trading Days prior to such Date of Determination, provided that if the Common Shares are listed on more than one Recognized Stock Exchange, the Current Market Price shall be calculated on the Recognized Stock Exchange on which the volume of transactions on the Common Shares was the highest during such 20 consecutive Trading Days, or if the Common Shares are not listed on any Recognized Stock Exchange, then on the over-the-counter market;

“Date of Determination” means, as applicable, the Conversion Date, the Redemption Date, the Payment Date or the Maturity Date;

“Debentureholder(s)” or “Holder(s)” means the registered holder(s) of Debentures for the time being, and including, for greater certainty, in the case of any Global Debenture, the Depository or its nominee in whose name such Registered Global Debenture is registered, as the case may be;

“Debentures” means the 5.50% convertible unsecured subordinated debentures due February 15, 2010 issued under this Indenture and certified pursuant to this Indenture;

“Definitive Debentures” means Debentures in the form of individual certificates in definitive fully registered form issued pursuant to section 2.2 and substantially in the form of Schedule “A”;

“Depository”, in respect of the Book-Entry Only Debentures, means CDS and includes any successor corporation or any other depository subsequently appointed by the Company as the depository in respect of Book-Entry Only Debentures;

“Dividends Paid in the Ordinary Course” means dividends paid on the Common Shares in any financial year of the Company, whether in (i) cash, (ii) shares of the Company, or (iii) rights, options or warrants to purchase any shares, property or other assets of the Company (but excluding rights, options or warrants referred to in subsections 6.1.2(c) or (d)), in each case to the extent that the amount or value of such dividends paid in such financial year in the aggregate does not exceed the greater of:

(a)

150% of the aggregate amount or value of dividends paid by the Company on the Common Shares in its immediately preceding financial year; and

(b)

100% of the consolidated net income of the Company (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Common Shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with Canadian generally accepted accounting principles, and for the purpose of the foregoing where any dividend is paid otherwise than in cash, any securities so distributed by way of dividend shall be valued at the Fair Market Value of such securities;

“Effective Date” means the date that the Cash Transaction has become or been declared unconditional in all respects and the Company becomes aware that the right to cast more than 66 2/3% of the votes which may ordinarily be cast on a poll at a general meeting of the shareholders has or will become unconditionally vested in the offeror and/or any associate(s) of the offeror.

“Escrow Account” means the segregated, interest bearing trust account established by the Indenture Trustee in to which the Escrowed Funds shall be deposited and which is established in accordance with article 8 of this Trust Indenture;

“Escrowed Funds” means an amount equal to $2,848,000 deposited with and held by the Indenture Trustee pursuant to the terms hereof:

 “Event of Default” shall mean any of the events identified in section 11.1.1 as being an Event of Default;

“Extraordinary Resolution” means a resolution at a meeting of Holders of Debentures duly convened and held in accordance with the provisions of article 14 passed by the favourable votes of the Holders of not less than 66 2/3% of the principal amount of Outstanding Debentures represented in person or by proxy at such meeting or signed in the manner contemplated by section 14.8;

“Fair Market Value”, as at any date, means:

(a)

with respect to a security listed and posted for trading on a stock exchange, the Weighted Average Trading Price of such security on such stock exchange for the 20 consecutive Trading Days immediately preceding such date on the stock exchange on which the greatest volume of trading in the security occurred during such 20 Trading Day period;

(b)

with respect to a security not listed and posted for trading on a stock exchange but traded in an over-the-counter market, the Weighted Average Trading Price of such security on such over-the-counter market for the 20 consecutive Trading Days immediately preceding such date;

(c)

with respect to a security not listed and posted for trading on a stock exchange and not traded in an over-the-counter market, the fair market value thereof at such date as determined by the Board of Directors; or

(d)

for any other security or property, the fair market value thereof at such date as determined by the Board of Directors or an independent member of the Investment Dealers Association of Canada selected from time to time by the Board of Directors for such purpose;

“Freely Tradeable” means, in respect of shares of any class in the capital of any corporation, shares which (i) are issuable by a corporation without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Laws and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) or constitutes an exempt distribution under Applicable Securities Laws; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Laws, such as hold periods, except in the case of a “control distribution” as defined under Applicable Securities Laws and except in respect of shares required to carry legends pursuant to sections 2.19, 3.7.10 and 4.5 hereto;

“Global Debenture” means one or more fully registered global Debentures as described in subsection 2.11.1;

“Governmental Authority” shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions, Recognized Stock Exchange, or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is residing, incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

“Indenture” means or refers to this Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto;

“Indenture Trustee” shall mean Pacific Corporate Trust Company until a successor Indenture Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, “Indenture Trustee” shall mean or include each Person who is then an Indenture Trustee hereunder;

“Independent Member of the Investment Dealers Association of Canada” means a member firm of the Investment Dealers Association of Canada that, in the determination of the Board of Directors acting reasonably, is independent of the Company and the issuer of any securities that are the subject matter of the engagement, having regard to, among other things, the considerations set out in National Instrument 33-105 Underwriting Conflicts or any successor instrument;

“Interest Obligation” means the obligation of the Company to pay interest on the Debentures, as and when the same becomes due;

“Interest Payment Date” means August 15 and February 15 in each year until all interest has been paid, the first Interest Payment Date being August 15, 2005 and the last Interest Payment Date being February 15, 2010;

“Investment Grade” means a rating equal to or higher than BBB- (or the equivalent) by S&P, or BBB (low) or higher by Dominion Bond Rating Service Limited (or the equivalent rating by any of their respective successor rating agency businesses);

“Issue Date” means the date on which the Debentures are issued by the Company pursuant to this Indenture;

“Legended Debentures” means Debentures bearing the legend provided for in section 2.19;

“Maturity” shall mean the date on which principal becomes due and payable under the Debentures;

“Maturity Date” means February 15, 2010 or such other date on which the Debentures become due and payable;

“Maturity Notice” has the meaning attributed thereto in subsection 5.2.1;

“Mulatos Project” means the mineral exploration and development project carried out on the concessions (including Salamandra) owned or leased by the Company and located at or near the village of Mulatos in the state of Sonora in the United Mexican States as described in the Issuer’s annual information form for the year ended December 31, 2003, as amended and supplemented from time to time;

“Notice” shall mean any notice, document or other communication required or permitted to be given under this Indenture;

“Offering Document” shall mean, with respect to the Debentures, the prospectus, offering memorandum or similar disclosure document prepared by or on behalf of the Company for delivery to purchasers, or prospective purchasers, of the Debentures or any part of the Debentures in connection with the initial sale of the Debentures;

“Offer to Purchase” means an offer to purchase in cash Debentures by the Company from the Debentureholders commenced by mailing a notice to the Indenture Trustee and the Indenture Trustee mailing a notice to and each Debentureholder specifying the material terms of the Offer to Purchase and any other information required in such notice by the Indenture;

“Office” or “Agency” shall mean an office or agency of the Company, the Indenture Trustee, the Registrar or the Paying Agent, as the case may be, maintained or designated in the Place of Payment pursuant to this Indenture or any other office or agency of the Company, the Indenture Trustee, the Registrar or the Paying Agent, as the case may be, maintained or designated pursuant to this Indenture;

“Officers’ Certificate” shall mean a written certificate signed by any Responsible Officer of the Company , and delivered to the Indenture Trustee;

“Opinion of Counsel” shall mean a written opinion addressed to the Indenture Trustee (among other addressees) by Counsel who shall be reasonably satisfactory to the Indenture Trustee;

“Outstanding” when used with respect to Debentures shall mean, as of the date of determination, all Debentures theretofore certified and delivered by the Indenture Trustee under this Indenture, except:

(a)

Debentures theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation;

(b)

Debentures for whose payment, purchase, repurchase or redemption money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent (other than the Company) under gratuitous deposit or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Debentures; provided, however, that if such Debentures are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Indenture Trustee has been made; and

(c)

Debentures that have been surrendered to the Indenture Trustee pursuant to section 2.16 or in exchange for or in lieu of which other Debentures have been certified and delivered pursuant to this Indenture, other than any such Debentures in respect of which there shall have been presented to the Indenture Trustee proof satisfactory to it that such Debentures are held by a bona fide purchaser in whose hands such Debentures are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Debentures then Outstanding have taken any Act of Holders hereunder, Debentures owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be then Outstanding; provided further that, in determining whether the Indenture Trustee shall be protected in acting and relying upon such Act of Holders, only Debentures of which the Indenture Trustee has actual notice that they are so owned shall be so disregarded; and provided further that Debentures so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee’s right to act with respect to such Debentures and that the pledgee is not the Company or any Affiliate of the Company;

“Partially in Cash” means in respect of consideration received for Common Shares, consideration which includes (i) cash, (ii) other property or (iii) equities that are not traded or scheduled to be traded immediately following such transaction on a Recognized Stock Exchange where the fair market value of such cash, other property or equities is 10% or more of the aggregate fair market value of the consideration;

“Participant” shall mean, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debentures pursuant to a Book-Based System operated by such Depository;

“Paying Agent” shall mean the Indenture Trustee (in such capacity) or other Person or Persons authorized by the Company to pay the principal (and premium, if any) or interest on any Debentures on behalf of the Company, together with such Person’s successors from time to time;

“Payment Date” has the meaning ascribed thereto in subsection 3.9.1;

“Person” shall mean any natural person, corporation, firm, partnership, joint venture, trustee, executor, liquidator of a succession, administrator, legal representative or other unincorporated association, trust, unincorporated organization, government or Governmental Authority and pronouns relating thereto have a similar extended meaning;

“Place of Payment” shall mean the place or places where the principal of and any premium, if any, interest and other amounts on Debentures are payable;

“Proceeding” shall mean any suit, action or other judicial or administrative proceeding;

“Property” shall mean any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income;

“Property Account” means a segregated trust account with a “financial institution” as that term is defined in the Bank Act (Canada);

“Recognized Stock Exchange” means the TSX or any other stock exchange on which the Common Shares are then listed and posted for trading;

“Redemption Amount” has the meaning ascribed thereto in section 3.4;

“Redemption Date” means the later of (i) February 15, 2008 and (ii) the date selected by the Company for redemption pursuant to section 3.1;

“Redemption Notice” has the meaning ascribed thereto in section 3.4;

“Redemption Price” shall mean, when used with respect to any Debenture to be redeemed, the price at which it is to be redeemed;

“Registrar” shall mean the Indenture Trustee (in such capacity) or other Person authorized by the Company to act as registrar for the Debentures, together with such Persons’ successors from time to time;

“Regular Interest Record Date” means, with respect to an Interest Payment Date, the date determined as the record date for the determination of the Holders to which interest on Debentures is payable on such Interest Payment Date, which date shall be the fifteenth Business Day of the month immediately preceding the month in which such Interest Payment Date occurs for the Debentures;

“Regulation S Resale” has the meaning ascribed thereto in subsection 2.14.2;

“Responsible Officer of the Company” means the Chairman, President and Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, or any other officer of the Company customarily performing functions similar to those performed by any of the above designated officers;

“Rights Period” and “Rights Offering” have the meanings ascribed thereto in subsection 6.1.3;

“Rights Offering Price” has the meaning ascribed thereto in subsection 6.1.6;

“Rule 144 Sale” has the meaning ascribed thereto in subsection 2.14.2;

“S&P” means Standard & Poor’s Ratings Group, a division of the McGraw-Hill Companies, together with its successors from time to time;

“Security” shall mean any mortgage, pledge, hypothec, lien, security interest, charge or other encumbrance of any kind;

“Senior Indebtedness” means the principal of, the premium (if any) and interest and other obligations on all indebtedness of the Company, other than indebtedness represented by the Debentures which, presently or in the future:  (i) is secured; (ii) is owed to a bank or other financial institution, whether or not secured; (iii) subject to section 8.10 is incurred for the purpose of financing the development of the Mulatos Project; or (iv) renewals, extensions and refundings of any such indebtedness, unless, in any of the cases specified above, it is provided by the terms of the instrument creating or evidencing such indebtedness that such indebtedness is not to be superior in right of payment to the Debentures;

“Share Redemption Right” has the meaning ascribed thereto in subsection 3.7.1;

“Share Repayment Right” has the meaning ascribed thereto in subsection 5.2.1;

“Special Distribution” has the meaning ascribed thereto in subsection 6.1.4;

“Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debenture, the fixed date or dates specified on which such principal or interest is due and payable;

“Subsidiary” in relation to any body corporate, shall mean a corporation a majority of the outstanding voting securities of which are beneficially owned, directly or indirectly, by or for such body corporate and/or by or for any corporation in like relation to such body corporate and includes any corporation in like relation to a Subsidiary and, for purposes of this definition, “voting securities” means securities having under all circumstances voting power to elect at least a majority of the board of directors, provided that, securities which only carry the right to vote conditionally on the happening of an event shall not be considered to be voting securities nor shall any securities be deemed to cease to be voting securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event;

“Successor Company” shall have the meaning ascribed thereto in subsection 15.1.1(a);

“Supplemental Indenture” shall have the meaning ascribed thereto in section 17.1.1;

“Taxes” has the meaning ascribed thereto in section 2.15;

“Trading Day” means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation;

“Transfer Agent” shall mean the Indenture Trustee or other Person or Persons appointed as the transfer agent for the Debentures, in such capacity, together with such Persons’ or Person’s successor from time to time in such capacity;

“TSX” means the Toronto Stock Exchange;

“United States” has the meaning ascribed to that term in Regulation S under the 1933 Act;

“U.S. Legend” has the meaning attributed thereto in subsection 2.19.1;

“Voting Shares” means a share conferring a right to vote in all circumstances or by reason of an event which occurred or is occurring, and includes a security convertible into such a share, as well as an option or a right which may be exercised to acquire such a share or security and in particular the Common Shares of the Company;

“Weighted Average Trading Price” means, with respect to any security on a stock exchange or quotation service during a specified period, the quotient obtained by dividing (i) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period by (ii) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the Board of Directors, or upon request of the Board of Directors, as determined by an Independent Member of the Investment Dealers Association of Canada for such purpose;

“Wholly-Owned Subsidiary” means any corporation of which the Company beneficially owns, directly or indirectly, all the Voting Shares and equity shares and a corporation shall be deemed to beneficially own Voting Shares and equity shares beneficially owned by a Wholly-Owned Subsidiary and so on indefinitely;

“Written Order” or “Written Request” means a written order or request, respectively, signed in the name of the Company by an authorized officer or director of the Company; and

all other terms which are used herein but not otherwise defined herein, and that are defined in the Securities Act (British Columbia), either directly or by reference therein, shall have the meanings assigned to them therein.

1.2

Interpretation

1.2.1

Words importing the singular number shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders.

1.2.2

The words “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, and other words of similar import refer to this Indenture as a whole and not to any particular article, section, subsection, paragraph, clause or other part of this Indenture.

1.2.3

Except as otherwise provided herein, any reference in this Indenture to any act, statute, regulation, policy statement, instrument, agreement, or section hereof shall be deemed to be a reference to such act, statute, regulation, policy statement, instrument, agreement or section thereof as amended, re-enacted or replaced from time to time.

1.3

Accounting Terms

As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture, or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under Canadian generally accepted accounting principles. To the extent that the definitions of accounting terms in this Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under Canadian generally accepted accounting principles, the definitions contained in this Indenture, or in any such certificate or other document shall prevail.

1.4

Headings and Table of Contents

The division of this Indenture, or any related document, into articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any such related document.

1.5

Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Indenture to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules of or to this Indenture.

1.6

Governing Law

This Indenture and each Debenture issued hereunder shall be governed by, and construed with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7

Currency

Unless expressly provided to the contrary in this Indenture or in any Debenture, all monetary amounts in this Indenture or in such Debenture refer to Canadian Dollars.

1.8

Non-Business Days

Unless expressly provided to the contrary in this Indenture or in any Debenture, whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, on, or as of, or from a period ending on, the next succeeding Business Day.

1.9

Time

Unless otherwise expressly stated in this Indenture or in any Debenture, all references to a time will mean Pacific Standard Time. Time shall be of the essence in this Indenture.

1.10

Independence of Covenants

Each covenant contained in this Indenture shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.11

Form of Documents Delivered to Indenture Trustee

1.11.1

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

1.11.2

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.12

Acts of Holders

1.12.1

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Holders of Debentures voting in favour thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Debentures duly called and held in accordance with the provisions of article 14, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such requisite instrument or instruments are delivered to the Indenture Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act of Holders” or the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and, subject to subsection 13.1.1, conclusive in favour of the Indenture Trustee and the Company, if made in the manner provided in this section 1.12. The record of any meeting of Holders of Debentures shall be provided in the manner specified in section 14.7.

1.12.2

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such notary public or other officer the execution thereof. Where such execution is by a signer acting in a capacity, other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Indenture Trustee deems sufficient.

1.12.3

If the Company or the Indenture Trustee shall solicit from the Holders of Debentures any Act, the Company or the Indenture Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Holders of Debentures entitled to take such Act, but the Company or the Indenture Trustee, as the case may be, shall have no obligation to do so. Any such record date shall be fixed at the Company’s or the Indenture Trustee’s discretion, as the case may be, provided that such record date shall be fixed on a date not more than 60 days prior to the Act. If such a record date is fixed, such Act may be sought or taken before or after the record date, but only the Holders of Debentures of record at the close of business on such record date shall be deemed to be Holders of Debentures for the purpose of determining whether Holders of the requisite proportion of Debentures Outstanding have authorized or agreed or consented to such Act, and for that purpose the Debentures Outstanding shall be computed as of such record date.

1.12.4

Any Act of the Holder of any Debenture shall bind every future holder of the same Debenture and the Holder of every Debenture issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, suffered or omitted by the Indenture Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Debenture.

1.13

Interest Payments and Calculations

1.13.1

All interest payments to be made under this Indenture or any Debenture shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after Maturity and before and after default and/or judgement, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest.

1.13.2

For the purposes of the Interest Act (Canada), if in this Indenture or in any Debenture a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by 365 days.

1.13.3

The rate of interest stipulated in this Indenture or in any Debenture will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

1.13.4

In calculating interest under this Indenture or under a Debenture for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

1.14

English Language

The Company, the Indenture Trustee and, by their acceptance of Debentures and the benefits of this Indenture, the Holders acknowledge that this Indenture, each Debenture and each document related hereto and thereto has been drawn up in English at the express will of such Persons.

1.15

Successors and Assigns

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether expressed or not.

1.16

Severability Clause

If any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.17

Benefits of Indenture

Nothing in this Indenture and in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any Paying Agent, any Registrar and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.18

Unclaimed Debentures

Subject to Applicable Law, all Debentures together with any interest thereon which remain unclaimed after a period of three calendar years from the date on which they are redeemed or mature shall be forfeited and shall revert to the Company.

1.19

Schedules

The following Schedules form part of this Indenture:

Schedule “A”

-

Form of Debenture

Schedule “B”

-

Form of Redemption Notice

Schedule “C1” -

Form of Conversion Notice

Schedule “C2” -

Form of Maturity Notice

Schedule “D”

-

Principal Amount Grid

Schedule “E”

-

Form of Declaration for Removal of U.S. Legend

Schedule “F” -

Table for Determining the Number of Additional Shares in

the Event of a Cash Transaction

1.20

Benefits of Indenture through Indenture Trustee

For greater certainty, this Indenture is being entered into with the Indenture Trustee for the benefit of the Holders and the Indenture Trustee declares that it holds all rights, benefits and interests of this Indenture on behalf of and as the person holding the power of attorney of, the Holders and each such person who becomes a Holder of the Debentures from time to time.

ARTICLE 2
THE DEBENTURES

2.1

Limit of Issue and Designation of Debentures

The Debentures authorized to be issued hereunder shall consist of, and be limited to $50,000,000 aggregate principal amount and shall be designated as “5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010.”

2.2

Form and Terms of Debentures

The Debentures shall be dated as of the Issue Date. The Debentures shall bear interest from and including the Issue Date at the rate of 5.50% per annum (after as well as before Maturity, default and judgement, with interest on overdue interest at the said rate), payable in equal semi-annual instalments in arrears on each Interest Payment Date, and the Debentures shall mature on the Maturity Date.

Subject to the Share Redemption Right pursuant to subsection 3.7.1 and the Share Repayment Right pursuant to subsection 5.2.1, the principal of the Debentures will be payable on the Maturity Date in lawful money of Canada against surrender thereof by the Holder at any of the places at which a register is maintained pursuant to section 2.14 or at such place or places as may be designated by the Company for that purpose.

The Debentures shall be issued as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000, or as a Global Debenture, shall be redeemable as provided for in article 3 and shall be convertible as provided for in article 4.

The Debentures and the certificate of the Indenture Trustee endorsed thereon shall be substantially in the form set forth in Schedule “A” hereto, provided that if a Debenture is issued as a Global Debenture in accordance with section 2.11, it shall have appended thereto a principal amount grid in the form of Schedule “D” which shall be appropriately adjusted at such times as Debentures are converted, redeemed or repurchased in accordance with the terms hereof.

2.3

Interest

Each Debenture issued hereunder, whether issued originally or in exchange for another Debenture, shall bear interest daily from and including the Issue Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be the later, to but excluding the earlier of:

(a)

the following Interest Payment Date;

(b)

if called for redemption pursuant to section 3.1, the Redemption Date;

(c)

if purchased in accordance with section 3.8, the date of payment;

(d)

if repurchased in accordance with section 3.9, the Payment Date;

(e)

if converted in accordance with section 4.1, the Conversion Date; and

(f)

the Maturity Date;

unless such payment is improperly withheld or refused, upon due presentation and surrender thereof for payment on or after the appropriate date. Interest will be computed on the basis of a 365-day year. The first Interest Payment Date shall be August 15, 2005 and the payment will amount to $29.46 per $1,000 principal amount of Debenture. Each subsequent payment on an Interest Payment Date will amount to $27.50 per $1,000 principal amount of Debenture.

2.4

Prescription

The right of the Debentureholders to exercise their rights under this Indenture shall become void unless the Debentures are presented for payment within a period of three years from the Maturity Date, after which payment thereof shall be governed by the provisions of article 12 hereof. The Company shall have satisfied its obligations under the Debentures upon remittance to the Indenture Trustee for the account of the Debentureholders, upon redemption, repurchase, conversion or at the Maturity Date, of any and all consideration due hereunder in cash or by the delivery of Freely Tradeable Common Shares, subject to and in accordance with the provisions of this Indenture, and such remittance shall for all purposes be deemed a payment to the Debentureholders, and to that extent such Debentures shall thereafter not be considered as Outstanding and the Debentureholders shall have no right, except to receive payment out of the moneys so paid and deposited or Freely Tradeable Common Shares deposited upon surrender of its Debentures.

2.5

Issue of Debentures

Debentures in such aggregate principal amounts as the Board of Directors shall determine and in lawful money of Canada shall be executed by the Company from time to time and, forthwith after such execution, shall be delivered to the Indenture Trustee and shall be certified by the Indenture Trustee and delivered to the Company in accordance with the terms of section 2.7. Other than as contemplated by section 13.14, the Indenture Trustee shall receive no consideration for the certification of Debentures.

2.6

Execution

2.6.1

The Debentures shall be executed on behalf of the Company by any two Responsible Officers of the Company. The Debentures may, but need not, be under the corporate seal of the Company or a reproduction thereof (which reproduction shall for such purposes be deemed to be the corporate seal of the Company). The signature of any of these officers on the Debentures may be manual or facsimile. Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Debentures.

2.6.2

If Debentures are issued as Definitive Debentures, the Company shall provide to the Indenture Trustee, the Registrar and the Paying Agent a supply of certificates to evidence such Definitive Debentures in such form, in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Indenture Trustee, the Registrar and the Paying Agent to fulfil their respective responsibilities under this Indenture.

2.7

Certification by Indenture Trustee

2.7.1

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Debentures executed on behalf of the Company to the Indenture Trustee for certification, pursuant to a Company Order applicable thereto and evidence of compliance, if requested by the Indenture Trustee, in accordance with section 13.4 and Applicable Law. Upon receipt by the Indenture Trustee of a Company Order applicable to such Debentures and such evidence of compliance, the Indenture Trustee shall certify and deliver such Debentures in the manner specified in such Company Order, without receiving any consideration for such certification and delivery.

2.7.2

No Holder shall be entitled to any right or benefit under this Indenture with respect to a Debenture, and such Debenture shall not be valid or binding for any purpose, unless such Debenture has been certified by the Indenture Trustee, as evidenced by the manual signature of an authorized officer of the Indenture Trustee. Such certification upon any Debenture shall be conclusive evidence, and the only evidence, that such Debenture has been issued under this Indenture.

2.7.3

Debentures bearing the manual signature of an individual who was, at the time that such signature was affixed, an authorized signing officer of the Indenture Trustee, shall be valid and binding on the Indenture Trustee notwithstanding that such individual ceased to be an authorized signing officer of the Indenture Trustee prior to the delivery of such Debentures.

2.7.4

The certification by the Indenture Trustee on the Debentures shall not be construed as a representation or warranty by the Indenture Trustee as to the validity of this Indenture or of the Debentures (except in respect of the due certification thereof and any other warranties implied by law) or as to the performance by the Company of its obligations under this Indenture and the Indenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

2.8

Registration of Exchanges

2.8.1

Debentures may be exchanged for one or more Debentures in an equal aggregate principal amount upon surrender of the Debentures to be exchanged at the specified office of the Transfer Agent; provided, however, that each Debenture issued in exchange for such original Debenture shall have a principal amount in an authorized denomination as provided for herein.

2.8.2

The Registrar and the Indenture Trustee may make a charge to reimburse themselves for any stamp taxes or governmental charges required to be paid and a reasonable charge for their services and a reasonable sum per Debenture created and issued upon any exchange or transfer of Debentures effected by them. Payment of such charges will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.

2.9

Persons Entitled to Payment

2.9.1

Prior to due presentment for registration of transfer of any Debenture, the Company, the Indenture Trustee, the Registrar, the Paying Agent, the Transfer Agent and any other Person, as the case may be, may treat the Person, as the case may be, in whose name any Debenture is registered in the applicable register (including in the case of a Global Debenture, the Depository or the nominee of such Depository in whose name such Global Debenture is registered) as the absolute and sole owner of such Debenture for all purposes including receiving payment of the principal of, and any premium, if any, interest or other amount on such Debenture, receiving any notice to be given to the Holder of such Debenture, and taking any Act of Holders with respect to such Debenture, whether or not any payment with respect to such Debenture shall be overdue, and none of the Company, the Indenture Trustee, the Registrar, the Paying Agent, the Transfer Agent or any other Person, as the case may be, shall be affected by notice to the contrary.

2.9.2

Delivery of a Debenture to the Indenture Trustee, the Registrar or the Paying Agent by or on behalf of the Holder thereof shall, upon payment of such Debenture, be a valid discharge to the Company of all obligations evidenced by such Debenture. None of the Company, the Indenture Trustee, the Registrar, the Paying Agent or any other Person shall be bound to inquire into the title of any such Holder.

2.9.3

In the case of the death of one or more joint registered Holders of a Debenture, the principal of, and premium, if any, interest and any other amounts on such Debenture may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debenture, shall constitute a valid discharge to the Company, the Indenture Trustee, the Registrar, and the Paying Agent.

2.10

Payment of Principal and Interest on Definitive Debentures

2.10.1

Subject to early redemption, repurchase or conversion pursuant to the terms hereof, as payments in respect of interest on the Definitive Debentures become due, interest payable on the Definitive Debentures on an Interest Payment Date will be paid by the Company to the Holders thereof as at the close of business on the Regular Interest Record Date for such Interest Payment Date. Payment of interest on a Definitive Debenture may be made by wire transfer, if agreed to by the Holder, to an account designated in writing by each Holder from time to time, or at the option of the Company, by cheque dated the Interest Payment Date mailed at least three Business Days prior to the applicable Interest Payment Date to the address of the Holder appearing in the relevant register maintained by the Registrar for the Definitive Debentures at the close of business on the fifteenth Business Day of the month immediately preceding the month of the applicable Interest Payment Date. Payment of principal on the Maturity Date to each Holder shall be made at the principal office of the Paying Agent in the City of Vancouver, Province of British Columbia, against surrender of the Definitive Debentures.

2.10.2

If a Debenture or a portion thereof is called or presented to the Company for redemption, repurchase or conversion and the Redemption Date, Payment Date or Conversion Date is subsequent to a

 Regular Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Debenture will be paid upon presentation and surrender of such Debenture up to but excluding the Redemption Date, the Payment Date or the Conversion Date.

2.10.3

Subject to the foregoing provisions of this section, each Debenture delivered upon the transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

2.11

Book-Based System

2.11.1

The Debentures shall be issued as Book-Entry Only Debentures and shall be represented by one or more fully-registered permanent global security certificates in the form of the certificate set out in Schedule “A” hereto together with the legend provided for in subsection 2.11.2 and subsection 2.19, as applicable (the “Global Debenture(s)”). The Global Debenture(s) shall be held by, or on behalf of, the Depository as depository of the Participants in the Book-Based System and shall be registered in the name of “CDS & Co.” (or such other name as the Depository may use from time to time as its nominee for the purposes of the Book-Based System). No Beneficial Holder will receive Definitive Debentures representing their beneficial ownership in Debentures unless the Company determines to terminate the Book-Entry Only Debentures.

2.11.2

The Global Debenture(s) shall bear a legend in substantially the following form subject to modification as required by the Depository:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED (“CDS”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE COMPANY TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.”

2.12

Payments of Principal and Interest for Book-Entry Only Debentures

2.12.1

Subject to sections 3.7, 3.9 and article 5, as payments in respect of principal and interest on the Debentures represented by the Global Debenture(s) become due, the Company shall (except in cases of payments on Maturity, redemption, repurchase or conversion which may, at the option of the Company, be made only upon presentation and surrender of the Global Debenture(s)), no later than on the applicable Interest Payment Date or on the Maturity Date, as the case may be, at the option of the Company:

(a)

deliver or cause to be delivered to the office of the Depository in the City of Vancouver, Province of British Columbia, at or before 10:00 a.m. three Business Days before such Interest Payment Date or Maturity Date, a certified cheque for the amount of such payment payable on such Interest Payment Date or Maturity Date, as the case may be, to the order of the Depository and negotiable at par; or

(b)

provide to the Depository such payment by electronic funds transfer to an account designated by the Depository, at or before 10:00 a.m. on such Interest Payment Date or Maturity Date, as the case may be, for all amounts due in respect of such principal and interest on the Debentures represented by the Global Debenture(s) for credit by the Depository to Participants’ accounts. None of the Company and the Indenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture as for maintaining, reviewing or supervising any records relating to such beneficial interests. The Company will be deemed to have complied with the obligations mentioned in paragraphs (a) and (b) above if such obligations are performed by the Paying Agent, at the Company’s request.

2.13

Rank and Subordination

The Debentures certified and issued under this Indenture rank pari passu with one another, in accordance with their tenor without discrimination, preference or priority. The payment of the principal of and interest on the Debentures is expressly subordinated to the prior payment in full of Senior Indebtedness, as provided in article 9 .

2.14

Register and Transfer

2.14.1

The Company shall cause to be kept by and at the principal office of the Indenture Trustee in the City of Vancouver, Province of British Columbia, a register, and in such other place or places by the Indenture Trustee or by such other registrar or registrars, if any, as the Company with the approval of the Indenture Trustee may designate, branch registers, in which shall be entered the names and latest known addresses of the Holders of Debentures and the other particulars prescribed by law of the Debentures held by them respectively and all transfers of Debentures. Such registration shall be noted on the Debentures by the Indenture Trustee or other registrar. No transfer of a Debenture shall be effective as against the Company unless made on one of the appropriate registers by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, upon compliance with such requirements as the Indenture Trustee and/or other registrar may prescribe, and unless such transfer shall have been duly noted on such Debenture by the Indenture Trustee or other registrar.

2.14.2

With respect to Debentures issued as Book-Entry Only Debentures, the Company shall cause to be kept by and at the principal office of the Indenture Trustee in the City of Vancouver, Province of British

 Columbia, a central register, and in such other place or places by the Indenture Trustee or by such other registrar or registrars, if any, as the Company with the approval of the Indenture Trustee may designate, branch registers in which shall be entered the name(s) and latest known address(es) of the Holder(s) of each Global Debenture (being the Depository, or its nominee, for such Global Debenture) and the other particulars prescribed by law of the Debentures held by it (them) and all transfers of Debentures. Global Debenture certificates representing Debentures originally sold in the United States will be identified by a CUSIP number different from the CUSIP number that identifies the Debentures originally sold outside the United States.  Beneficial interest in a Global Debenture shall be represented through book-entry accounts, to be established and maintained by CDS or its nominee for Participants acting on behalf of Beneficial Holders. If Debentures bearing a U.S. Legend are being sold (a) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act at the time the Company is a “foreign issuer” (as that term is defined in Regulation S under the 1933 Act) (a “Regulation S Resale”) or (b) inside the United States in accordance with Rule 144 of the 1933 Act with an opinion of counsel of recognized standing, such opinion and counsel to be reasonably satisfactory to the Company, the Indenture Trustee, CDS, and the transferee’s designated Participant that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws, (a “Rule 144 Sale”) the Transfer Agent shall reduce the number of Debentures represented by the CUSIP number designated for the Debentures originally sold in the United States by the number of Debentures sold in a Regulation S Resale or Rule 144 Sale, as applicable, and increase the number of Debentures represented by the CUSIP number designated for Debentures sold outside the United States by the same number of shares. Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof except through records maintained by CDS or its nominee in the following circumstances or as otherwise specified in a Board Resolution or Written Order:

(a)

the Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b)

the Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified the Company that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository provided that at the time of such transfer the Company has not appointed a successor Depository for such Global Debenture;

(c)

the Global Debenture may be transferred at any time after the Company has determined, in its sole discretion, to terminate the Book-Based System in respect of such Global Debenture and has communicated such determination to the Indenture Trustee in writing; and

(d)

the Global Debenture may be transferred at any time after the Indenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that at the time of such transfer the Indenture Trustee has not waived the Event of Default pursuant to article 11.

2.15

Additional Amount

2.15.1

Any payments made by or on behalf of the Company under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory of Canada or by any authority or agency thereof or therein having power to tax (collectively, “Taxes”), unless the Company or any other payor is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures, the Company will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of Debentures (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any payment to a Holder (an “Excluded Holder”) in respect of a Beneficial Holder who is liable for such Taxes in respect of such Debentures (i) by reason of such Holder or Beneficial Holder being a Person with whom the Company is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) at the time of making such payment, or (ii) by reason of the existence of any present or former connection between such Holder or Beneficial Holder and Canada or any province or territory thereof other than solely by reason of the Holder’s activity in connection with purchasing the Debentures, the mere holding, deemed holding, use or ownership of the Debentures, or receiving payments under or enforcing any rights in respect of such Debentures as a non-resident or deemed non-resident of Canada or any province or territory thereof.

2.15.2

Within 90 days after the date the payment of any Taxes is due pursuant to Applicable Law, the Company will furnish to the Indenture Trustee copies of tax receipts evidencing such payment by the Company.

2.15.3

At least 30 days prior to each date on which any payment under or with respect to the Debentures is due and payable, if the Company to its knowledge will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Indenture Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Indenture Trustee to pay such Additional Amounts to Holders on the date payment is due.

2.15.4

Whenever in the Indenture or in any Debenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Amount, a purchase price pursuant to an Offer to Purchase, interest or any other amount payable under or with respect to any Debenture, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

2.15.5

The Company will indemnify and hold harmless each Holder of Debentures (other than an Excluded Holder) and upon written request reimburse each of the Holders for the amount of (i) any Canadian Taxes so levied or imposed and paid by the Holder as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Holder as a result of payments made under or with respect to the Debentures, and (iii) any Canadian Taxes levied or imposed and paid by the Holder with respect to reimbursement under (i) and (ii) above, but excluding any Canadian Taxes on such Holder's net income or capital.

2.16

Cancellation of Debentures

2.16.1

All Debentures surrendered for payment of the final amount required to be paid thereon or that have been redeemed by the Company as contemplated by article 3, or that have been surrendered to the Indenture Trustee for registration of exchange or transfer, shall be promptly cancelled by the Indenture Trustee and if surrendered to the Registrar or the Paying Agent, shall be delivered by it to the Indenture Trustee for cancellation and shall be cancelled by the Indenture Trustee on receipt. The Indenture Trustee shall give prompt written notice to the Company, the Registrar and the Paying Agent of the particulars of any Debentures cancelled by it.

2.16.2

The Company may, in its discretion at any time, deliver to the Indenture Trustee for cancellation any Debentures which the Company has purchased as provided for in this Indenture, and all such Debentures so delivered shall be cancelled by the Indenture Trustee.

2.16.3

All Debentures which have been cancelled by the Indenture Trustee shall be destroyed by the Indenture Trustee in accordance with its standard practices, and the Indenture Trustee shall furnish to the Company, the Registrar and the Paying Agent a destruction certificate setting forth the numbers and denominations of the Debentures so destroyed.

2.17

Mutilated, Lost, Stolen or Destroyed Debentures

2.17.1

If any Debenture has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the Registrar, the Company may, in its discretion, execute, and upon such execution the Indenture Trustee shall certify and deliver, a new Debenture of the same date and amount as the defaced, mutilated, lost, stolen or destroyed Debenture in exchange for and in place of the defaced or mutilated Debenture, and in lieu of and in substitution for the lost, stolen or destroyed Debenture. Notwithstanding the foregoing, no Debenture shall be delivered as a replacement for any Debenture which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debenture, and no Debenture shall be delivered as a replacement for any Debenture which has been lost, stolen or destroyed unless the applicant for the replacement Debenture has furnished to the Company and the Indenture Trustee evidence, satisfactory in form and substance to the Company and the Indenture Trustee, of its ownership of, and of such loss, theft or destruction of, such Debenture and has provided such security or indemnity (including an indemnity bond, if so required) to the Company, the Indenture Trustee, the Registrar in amount, form and substance satisfactory to each of them. Any instructions by the Company to a Registrar under this section shall include such indemnity for the protection of such Registrar as such Registrar may reasonably require.

2.17.2

If any mutilated, defaced, lost, stolen or destroyed Debenture has become or is about to become due and payable, the Company, in its discretion, may, instead of executing a replacement Debenture, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debenture.

2.17.3

Upon the issuance of a replacement Debenture, the Company may require the applicant for such replacement Debenture to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Indenture Trustee, the Registrar and the Company) connected with such issuance.

2.17.4

Each replacement Debenture shall bear a unique serial number and be in a form otherwise identical to the Debenture it replaces and shall be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debenture it replaces.

2.17.5

The Registrar shall promptly deliver to the Indenture Trustee for cancellation each mutilated or defaced Debenture surrendered to it and in respect of which a replacement Debenture has been delivered or moneys have been paid.

2.17.6

Unless the Company instructs otherwise, the Indenture Trustee shall, in accordance with its practice, destroy each mutilated or defaced Debenture surrendered to and cancelled by it and in respect of which a replacement Debenture has been delivered or moneys have been paid and shall, as soon as reasonably practicable, furnish to the Company and the related Registrar a certificate as to such destruction specifying in numerical sequence the serial numbers of the Debentures so destroyed.

2.18

Access to Lists of Holders

2.18.1

The register of Holders of Debentures maintained by the Registrar will, at all reasonable times, be open for inspection by the Company, the Indenture Trustee, the Registrar and the Paying Agent.

2.18.2

If any Beneficial Holder or group of Beneficial Holders of Debentures, or such one or more Holders as may be permitted by Applicable Law (in each case, the “Applicants”) apply to the Registrar (with a copy to the Company and the Indenture Trustee), then such Registrar, after having been funded and indemnified to its reasonable satisfaction by such Applicants for its related costs and expenses, shall afford or shall cause the Company to afford the Applicants access during normal business hours to the most recent list of Holders of Debentures within 10 Business Days after the receipt of such application by the Registrar. Such list shall be as of a date no more than 10 days (or such other date as may be mandated by Applicable Law) prior to the date of receipt of the Applicants’ request.

2.19

Legends on Debentures

2.19.2

Each Global Debenture certificate representing the Debentures originally sold in the United States, the Common Shares issuable upon conversion, redemption, repurchase or maturity of such Debentures and each certificate issued in exchange therefor or in substitution therefor shall bear the following U.S. legend (“U.S. Legend”), as applicable, unless otherwise directed by the Company:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF APPLICABLE.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF THESE SECURITIES ARE SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE CORPORATION’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION’S TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided, that if the Debentures or Common Shares bearing such U.S. Legend are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act at a time when the Company is a “Foreign Issuer” (as such term is defined in Regulation S under the 1933 Act), the Debentures or the Common Shares may be reissued as part of a global certificate not including such legend by delivering to the Company, the Registrar and transfer agent, CDS, and the transferee’s designated Participant a declaration as set forth in Schedule “E” hereto (or as the Company may prescribe from time to time); and provided, further, that if any such securities are being sold under paragraph (C)(1) or (C)(2) of the legends above, the legends may be removed by delivery to the Company, the Registrar and Transfer Agent, CDS, and the transferee’s designated Participant an opinion of counsel of recognized standing, such opinion and counsel to be reasonably satisfactory to the Company, that such legend is not longer required under applicable requirements of the 1933 Act or state securities laws.

2.19.2

Prior to the issuance of Debentures, the Company shall notify the Indenture Trustee, the Registrar and CDS in writing, concerning which Debentures are to bear the legend in subsection 2.19.1. Global Debenture certificates representing Debentures originally sold in the United States will be identified by a CUSIP number different from the CUSIP number that identifies the Debentures originally sold outside the United States The Indenture Trustee, the Registrar and CDS will thereafter maintain the list of all registered Holders of Debentures bearing the U.S. Legend and the list of all registered Holders of Debentures bearing no U.S. Legend.

ARTICLE 3
REDEMPTION, REPURCHASE AND CANCELLATION OF DEBENTURES

3.1

Optional Redemption of Debentures

3.1.1

The Debentures are not redeemable prior to February 15, 2008. The Company shall have the right at its option to redeem the Debentures, in whole at any time or in part from time to time, on or after February 15, 2008, on not more than 60 days’ and not less than 30 days’ prior notice to the Holders at a redemption price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, provided that the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to the date on which the Redemption Notice is given is at least 125% of the Conversion Price.

3.1.2

Concurrently with providing the Redemption Notice, the Company shall provide the Indenture Trustee with an Officer’s Certificate setting forth the details of any redemption contemplated by this section 3.1 (including the Current Market Price, the eligibility and interest calculations, if necessary) which the Indenture Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

3.2

Partial Redemption of Debentures

If less than all the Outstanding Debentures are to be redeemed pursuant to section 3.1, the Company shall in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Indenture Trustee by a Company Order of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed. At any time prior to the date upon which the Redemption Notice is to be given, the Company may revoke such Company Order by delivering a second Company Order to the Indenture Trustee stating that the Company no longer intends to make a partial redemption of the Debentures.

The Debentures to be so redeemed shall:

(a)

in the case of Book-Entry Only Debentures, be redeemed on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures Outstanding; or

(b)

in the case of Definitive Debentures, be selected by the Indenture Trustee (i) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each Holder, (ii) by lot in such manner as the Indenture Trustee may deem equitable, or (iii) in such other manner as the Indenture Trustee may deem equitable.

Debentures in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof) and, unless the context otherwise requires, references to Debentures in this article 3 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The Holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a new Debenture for the unredeemed part of the Debenture so surrendered, and the Company shall execute and the Indenture Trustee shall certify and deliver, at the expense of the Company, such new Debenture upon receipt of the Debenture so surrendered.

3.3

Places of Payment

The Redemption Amount will be payable upon presentation and surrender of the Debentures called for redemption at any of the places where the register is maintained pursuant to section 2.14 or at any other places specified in the Redemption Notice.

3.4

Notice of Redemption

Notice of redemption of the Debentures (the “Redemption Notice”) shall be given by the Company to the Indenture Trustee and Holders in the form set forth in Schedule “B” hereof and in the manner provided in sections 16.2 and 16.3. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the redemption amount relating thereto determined in accordance with the foregoing (the “Redemption Amount”), the Redemption Date, the places of payment and any right of the Holders to convert such Debentures as provided in article 4 and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date.

3.5

Debentures Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 3.4, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debentures, the provisions hereof or of any such Debentures notwithstanding, and, from and after such Redemption Date, interest shall cease, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at any of the places specified in section 3.4 on or after the Redemption Date.

3.6

Deposit of Redemption Monies

Upon the Debentures being called for redemption as provided for in section 3.4, but subject to section 3.7, the Company shall deposit with the Indenture Trustee or any Paying Agent to the order of the Indenture Trustee or for the account of the Indenture Trustee, on or prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the Redemption Amount of the Debentures. From the sums so deposited, the Indenture Trustee shall pay or cause to be paid to the Holders, upon surrender of the Debentures, the Redemption Amount thereof.

3.7

Right to Repay the Redemption Amount in Common Shares on Redemption

3.7.1

Provided that the Company is entitled to redeem the Debentures pursuant to section 3.1 and that no Event of Default shall have occurred and be continuing, the Company, subject to receiving all applicable regulatory approvals, shall have the right, in respect of a Redemption Date, to elect to satisfy its obligation to pay the Redemption Amount by issuing and delivering to Holders on the Redemption Date, for each $1,000 principal amount of Debentures, that number of Freely Tradeable, fully paid and non-assessable Common Shares obtained by dividing such principal amount by 95% of the Current Market Price of the Common Shares on the Redemption Date (the “Share Redemption Right”).

3.7.2

The Company shall exercise the Share Redemption Right by so specifying in the Redemption Notice not less than 40 days and not more than 60 days prior to the Redemption Date.

3.7.3

The Company’s right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(a)

the Common Shares to be issued on exercise of the Share Redemption Right shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable;

(b)

the listing or quoting of such additional Common Shares on each Recognized Stock Exchange;

(c)

the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer;

(d)

no Event of Default shall have occurred and be continuing;

(e)

the receipt by the Indenture Trustee of an Officers’ Certificate stating that conditions (a), (b), (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(f)

the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Amount of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (a) and (b) above have been satisfied and that, relying exclusively on certificates of good standing or no default issued by the relevant securities regulatory authorities, condition (c) above is satisfied, except that the opinion in respect of condition (c) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Company shall pay in cash the Redemption Amount that would otherwise have been satisfied in Common Shares, unless the Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

3.7.4

In the event that the Company exercises its Share Redemption Right, the Company shall on the Redemption Date deliver to the Indenture Trustee for delivery to and on account of the Holders, certificates representing the Freely Tradeable Common Shares to which such Holders are entitled and a cheque representing accrued and unpaid interest. Upon presentation and surrender of the Debentures by a Holder at any place where the register is maintained or any other place specified in the Redemption Notice, the Indenture Trustee shall deliver the certificates representing such Common Shares and any such interest payment to the Holder.

3.7.5

No fractional Common Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, the Company shall pay to the Indenture Trustee for the account of the Holders, at the time contemplated in subsection 3.7.4, the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date.

3.7.6

A Holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Company of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

3.7.7

The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to the exercise of the Share Redemption Right, such number of Common Shares as shall be issuable in such event.

3.7.8

The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Redemption Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange.

3.7.9

If the Company elects to satisfy its obligation to pay the Redemption Amount by issuing Common Shares in accordance with this section 3.7 and if the Redemption Amount (or any portion thereof) to which a Holder is entitled is subject to withholding taxes, the Company shall satisfy the payment of such withholding taxes pursuant to section 2.15.

3.7.10

Each certificate representing Common Shares issued in payment of the Redemption Amount of Legended Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing Common Shares, shall bear the U.S. Legend set forth in section 2.19; provided that if such securities are being sold pursuant to Rule 904 of Regulation S under the 1933 Act, the legend may be removed by providing a declaration to the Registrar and Transfer Agent of the Company, as set forth in Schedule “E” hereto (or as the Company may prescribe from time to time); and provided, further, that, if any such securities are being sold in accordance with Rule 144 of the 1933 Act or in accordance with another exemption, if available, from the registration requirements of the 1933 Act, the legends may be removed by delivery to the Registrar and Transfer Agent and to the Company of an opinion of counsel of recognized standing, such opinion and counsel to be reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Registrar and Transfer Agent of the Company for such securities obtains confirmation from the Company that such opinion or other documentation is satisfactory to the Company, it shall be entitled to rely and act on such opinion of counsel or other documentation without further inquiry.

3.8

Purchase of Debentures

Provided that no Event of Default has occurred and is continuing, the Company may purchase all or any of the Debentures in the open market (which shall include purchase from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by tender or by private contract at any price, subject to compliance with Applicable Securities Laws. If an Event of Default has occurred and is continuing, the Company may purchase all or any of the Debentures as aforesaid with the exception of by private contract.

If, upon an invitation for tenders, more Debentures than the Company is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Company will be selected by the Indenture Trustee in such manner (which may include pro rata) as the Indenture Trustee may deem equitable, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose, the Indenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected and regulations so made shall be valid and binding upon all

 Debentureholders and, notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to purchase in part only. The Holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a replacement Debenture for and evidencing the same obligation as the unpurchased part so surrendered and the Indenture Trustee shall certify and deliver such replacement Debenture upon receipt of the Debenture so surrendered.

3.9

Repurchase of Debentures upon a Change of Control

3.9.1

The Company must commence, within 30 days of the occurrence of a Change of Control, an offer to purchase (the “Offer to Purchase”) for all Debentures then Outstanding. The Offer to Purchase shall be made at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon (if any) to but excluding the date of purchase (the “Payment Date”). An Offer to Purchase shall be open for 30 days and the Payment Date shall be the 30th day following the mailing of the Offer to Purchase to the Indenture Trustee.

3.9.2

An Offer to Purchase shall be commenced by the Company mailing said Offer to Purchase to the Indenture Trustee and by the Indenture Trustee mailing a notice to each Debentureholder, which notice shall specify: (i) the covenant contained herein pursuant to which the offer is being made and that all Debentures validly tendered will be accepted for payment; (ii) the purchase price and the Payment Date; (iii) that any Debenture not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults on the payment of the purchase price, any Debenture accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a Debenture purchased pursuant to the Offer to Purchase will be required to surrender the Debenture to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Debentures delivered for purchase and a statement that such Holder is withdrawing his election to have such Debentures purchased; and (vii) that Holders whose Debentures are being purchased only in part will be issued replacement Debentures equal in principal amount to and as evidence of the same underlying indebtedness as was evidenced by the unpurchased portion of the Debentures surrendered; provided that each Debenture purchased and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof.

3.9.3

On the Payment Date, the Company shall (i) accept for payment Debentures or portions thereof tendered pursuant to the Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Debentures or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Indenture Trustee all Debentures or portions thereof so accepted together with an Officers’ Certificate specifying the Debentures or portions thereof accepted for payment by the Company.

3.9.4

The Paying Agent shall as soon as practicable mail to the Holders of Debentures who have so accepted payment in an amount equal to the purchase price, and the Indenture Trustee shall promptly authenticate and mail to such Holders a replacement Debenture equal in principal amount to any unpurchased portion of the Debenture surrendered; provided that each Debenture purchased and each replacement Debenture issued shall be in a principal amount of $1,000 or integral multiples thereof.

3.9.5

The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date.

3.9.6

The Indenture Trustee shall act as the Paying Agent in connection with an Offer to Purchase.

3.9.7

The Company will comply with all Applicable Securities Laws in the event that the Company is required to repurchase the Debentures pursuant to an Offer to Purchase in connection with a Change of Control.

3.9.8

If a Change of Control that is a Cash Transaction occurs, the Company shall give written notice to the Indenture Trustee and all Debentureholders at least 20 days prior to the anticipated Effective Date of such Cash Transaction.  In that event, each Debentureholder converting any Debenture pursuant to article 4 at anytime prior to the Effective Date shall be entitled to receive, in addition to the number of Common Shares such Debentureholder would otherwise have been entitled to receive pursuant to article 4, an additional number of Common Shares (“Additional Shares”) as set forth below:

(a)

the number of Additional Shares to which the Debentureholder shall be entitled for every $100 of principal amount of the Debentures being converted shall be determined by reference to the table set out in Schedule “F” hereto, based on the Effective Date of the Cash Transaction and the Common Share Price;

(b)

if the Common Share Price is equal to or in excess of $25.00 per Common Share or if the Common Share Price is less than $3.96 per Common Share, no Additional Shares shall be issued upon conversion;

(c)

if the Common Share Price is between two Common Share Price amounts in the table set out in Schedule “F” or the Effective Date is between two dates in said table, the number of Additional Shares shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Common Share Price amounts and the two dates, as applicable, based on a 365-day year;

(d)

the Common Share Prices set forth in the first row of the table in Schedule “F” hereto and set forth in the paragraph (b) above shall be adjusted as of any date on which the Conversion Number is adjusted pursuant to article 6. The adjusted Common Share Price shall equal the Common Share Price applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Number immediately prior to the adjustment giving rise to the Common Share Price adjustment and the denominator of which is the Conversion Number as so adjusted.  The Company's obligation to deliver Additional Shares shall be subject to adjustment in the same manner as the Conversion Number as set forth in article 6;

and the Company shall provide the Indenture Trustee with an Officer’s Certificate calculating the Additional Shares issuable, upon which the Indenture Trustee may rely.

3.10

Cancellation of Purchased Debentures

All Debentures redeemed, purchased or repurchased in whole or in part pursuant to this article 3 shall be forthwith delivered to and cancelled by the Indenture Trustee and may not be reissued or resold and no Debentures shall be issued in substitution therefor.

ARTICLE 4
CONVERSION

4.1

Conversion Right

4.1.1

Each Holder shall have the right at any time prior to the close of business on the Business Day immediately preceding the Maturity Date or, if called for redemption under section 3.4, the Business Day immediately preceding the Redemption Date or if called for repurchase pursuant to section 3.9, the Business Day immediately preceding the Payment Date, at his option to convert each $1,000 principal amount of his Debentures into that number of Common Shares equal to the Conversion Number, all on the terms and subject to the conditions provided in this article 4, provided that the only shares issuable on conversion of the Debentures shall be shares that are “prescribed securities” as defined in Regulation 6208 of the Income Tax Act (Canada).

4.1.2

In order to exercise his option to convert provided pursuant to subsection 4.1.1, a Holder will be required to deliver to the Indenture Trustee at any of the places at which a register is maintained pursuant to section 2.14 or any other place specified in the Maturity Notice or the Redemption Notice or the Offer to Purchase, as the case may be, on or prior to the Business Day immediately preceding the Maturity Date, the Redemption Date or the Payment Date, as the case may be, a conversion notice in the form set forth in Schedule “C1” (the “Conversion Notice”) (with a copy to the Company), duly completed and executed by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by instrument in form and execution satisfactory to the Indenture Trustee, together with the related Debentures. The Conversion Notice shall specify the date of conversion (the “Conversion Date”) of the Debentures, which Conversion Date shall not be earlier than the date the Conversion Notice is delivered to the Indenture Trustee and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, the Redemption Date or the Payment Date.

4.1.3

Upon receipt of a Conversion Notice from the Holder, the Company shall ensure that the following conditions are met:

(a)

the Common Shares to be issued on conversion by the Holder shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable Common Shares;

(b)

the listing or quoting of such additional Common Shares on each Recognized Stock Exchange;

(c)

the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer;

(d)

no Event of Default shall have occurred and be continuing;

(e)

the receipt by the Indenture Trustee of an Officers’ Certificate stating that conditions (a), (b), (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures, plus the accrued and unpaid interest thereon, and the calculation of the Conversion Number; and

(f)

the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Conversion Value of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (a) and (b) above have been satisfied and that, relying exclusively on certificates of good standing or no default issued by the relevant securities regulatory authorities, condition (c) above is satisfied, except that the opinion in respect of condition (c) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Conversion Date, the Company shall pay in cash the Conversion Value of the Debentures in lieu of delivery of the Conversion Number of Common Shares, unless the Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

4.2

Completion of Conversion

4.2.1

Subject to section 4.1, within five Business Days of the Conversion Date, the Company shall deliver to the Indenture Trustee on account of the Holder for delivery to each Holder who has elected to convert his Debentures pursuant to section 4.1, for each $1,000 principal amount of Debentures, plus the accrued and unpaid interest thereon, which the Holder has elected to convert: (a) certificates for the Common Shares to which the Holder is entitled; (b) a certified cheque or bank draft in the amount of the value of a fractional Common Share, if any; and (c) if the Holder has elected to convert a principal amount of Debentures, together with the accrued and unpaid interest thereon (the “exercised amount”), which is less than the principal amount of all Debentures of which such person is the Holder immediately prior to such exercise (the “registered amount”), Debenture(s) registered in the name of such Holder in an aggregate principal amount equal to the amount by which the registered amount exceeds the exercised amount.

4.2.2

All Debentures converted in whole or in part pursuant to this article 4 shall be forthwith delivered to and cancelled by the Indenture Trustee and the Indenture Trustee shall amend the register maintained by it accordingly.

4.2.3

The Company shall provide to the Indenture Trustee the certificates for the Common Shares and for the Debentures to be delivered pursuant to subsection 4.2.1, if any, and pay to the Indenture Trustee sufficient funds, by certified cheque or bank draft, in a timely manner, to permit the Indenture Trustee, on behalf of the Company, to make the delivery required by subsection 4.2.1 and any other payments, if any, required by section 4.3.  Except as provided herein, Debentures which have been converted may not be reissued or resold.

4.3

Fractional Shares

No fractional Common Shares shall be delivered upon the conversion of Debentures but, in lieu thereof, the Company shall pay to the Holders, or to the Indenture Trustee on account of the Holders if necessary, at the time contemplated in subsection 4.2.1, the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares as at the Conversion Date.

4.4

Relating to the Issue of Common Shares

4.4.1

A Holder shall be treated as the shareholder of record of the Common Shares issued on due conversion of his Debentures and the issuance of Common Shares shall be deemed to have occurred, for all purposes, effective immediately after the close of business on the Conversion Date; such Holder shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

4.4.2

The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the conversion of Debentures, and shall issue to Debentureholders who may exercise their conversion rights hereunder such number of Common Shares as shall be issuable in such events.

4.4.3

The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon conversion of Debentures, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange.

4.5

Legends on Common Shares

Each certificate representing Common Shares issued upon conversion or payment thereof of Legended Debentures pursuant to this article 4 or article 5 below, as well as all certificates issued in exchange for or in substitution of the foregoing Common Shares, shall bear the U.S. Legend set forth in section 2.19; provided that if such securities are being sold pursuant to Rule 904 of Regulation S under the 1933 Act, the U.S. Legend may be removed by providing a declaration to the Registrar and Transfer Agent of the Company, as set forth in Schedule “E” hereto (or as the Company may prescribe from time to time); and provided, further, that, if any such securities are being sold in accordance with Rule 144 of the 1933 Act or in accordance with another exemption, if available, from the registration requirements of the 1933 Act, the U.S. Legend may be removed by delivery to the Registrar and Transfer Agent and to the Company of an opinion of counsel of recognized standing, such opinion and counsel to be reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Registrar and Transfer Agent of the Company for such securities obtains confirmation from the Company that such opinion or other documentation is satisfactory to the Company, it shall be entitled to rely and act on such opinion of counsel or other documentation without further inquiry.

ARTICLE 5
MATURITY

5.1

Payment of Principal and Interest at Maturity

On the Maturity Date, the Company shall pay to the Holders of Debentures all the principal thereon and all accrued and unpaid interest thereto, up to but excluding the Maturity Date. Subject to section 5.2, payment of principal and accrued and unpaid interest shall be made in cash or by cheque to the Holders in the manner contemplated by section 2.10 or 2.12, as the case may be.

5.2

Right to Repay Principal Amount in Common Shares at Maturity

5.2.1

The Company may, at its option and subject to receiving all applicable regulatory approvals, elect to satisfy its obligation to repay on the Maturity Date the principal amount of all, but not less than all, of the Debentures by delivering to the Holders and the Indenture Trustee not less than 40 days and not more than 60 days prior to the Maturity Date a maturity notice in the form of Schedule “C2” (the “Maturity Notice”) and, on the Maturity Date, for each $1,000 principal amount of Debentures, by issuing and delivering to Holders that number of Freely Tradeable, fully paid and non-assessable Common Shares obtained by dividing each $1,000 principal amount of Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date (the “Share Repayment Right”).

5.2.2

The Company shall be required to provide the Maturity Notice only if it elects to exercise the Share Repayment Right.

5.2.3

The Company’s right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day immediately preceding the Maturity Date:

(a)

the Common Shares to be issued on exercise of the Share Repayment Right shall be issued from treasury of the Company and shall be Freely Tradeable and fully paid and non-assessable;

(b)

the listing or quoting of such additional Common Shares on each Recognized Stock Exchange;

(c)

the Company being a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Company is a reporting issuer on Maturity;

(d)

no Event of Default shall have occurred and be continuing;

(e)

the receipt by the Indenture Trustee of an Officers’ Certificate stating that conditions (a), (b), (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of Common Shares on the Maturity Date; and

(f)

the receipt by the Indenture Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding, will be validly issued as fully paid and non-assessable, that conditions (a) and (b) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities regulatory authorities, condition (c) above is satisfied, except that the opinion in respect of condition (c) need not be expressed with respect to those provinces where such certificates are not issued.

If the foregoing conditions are not satisfied by the close of business on the Business Day preceding the Maturity Date, the Company shall pay in cash 100% of the principal amount of the Debentures that would otherwise have been satisfied in Common Shares, unless the Debentureholder waives the conditions which are not satisfied or extends the time by which the Company is to satisfy such conditions.

5.2.4

In the event that the Company exercises its Share Repayment Right, the Company shall on the Maturity Date deliver to the Indenture Trustee for delivery to and on account of the Holders, certificates representing the Freely Tradeable Common Shares to which such Holders are entitled and a cheque representing all of the accrued and unpaid interest up to but excluding the Maturity Date. Upon presentation and surrender of the Debentures by a Holder for payment at Maturity at any place where a register is maintained or any other place specified in the Maturity Notice, the Indenture Trustee shall deliver the certificates representing such Common Shares and the cheque representing all the accrued and unpaid interest and the cash equivalent representing the value of fractional shares, if any.

5.2.5

No fractional Common Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, the Company shall pay to the Indenture Trustee for the account of the Holders, at the time contemplated in subsection 5.2.4, the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date.

5.2.6

A Holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Company of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Indenture Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

5.2.7

The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the exercise of the Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to the exercise of the Share Repayment Right, such number of Common Shares as shall be issuable in such event.

5.2.8

The Company shall comply with all Applicable Securities Laws regulating the issue and delivery of Freely Tradeable Common Shares upon exercise of the Share Repayment Right, shall obtain any regulatory approval in respect thereof as may be required pursuant to Applicable Securities Laws and shall cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange.

5.2.9

If the Company elects to satisfy its obligation to pay the principal amount of the Debentures by issuing Common Shares pursuant to the Share Repayment Right and the delivery of Common Shares to which a Holder is entitled is subject to withholding taxes, the Company shall satisfy the payment of such withholding taxes pursuant to section 2.15.

ARTICLE 6
ADJUSTMENTS

6.1

Adjustment of Conversion Price

6.1.1

The Conversion Price in effect at any date will be subject to adjustment from time to time in the events and in the manner provided as follows.

6.1.2

If and whenever at any time after the date hereof and prior to the Maturity Date, the Company:

(a)

subdivides its outstanding Common Shares into a greater number of Common Shares; or

(b)

reduces, combines or consolidates its outstanding Common Shares into a smaller number of Common Shares;

(c)

issues Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares as a stock dividend or otherwise (other than an issue of Common Shares or securities convertible into or exchangeable for Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of Dividends Paid in the Ordinary Course);

(d)

makes a distribution on its outstanding Common Shares to the holders of all or substantially all of the outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares (other than an issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of Dividends Paid in the Ordinary Course);

43

(any of such events in subsections (a), (b), (c) and (d), and being called a “Common Share Reorganization”) then the Conversion Price then in effect will be adjusted effective immediately on the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization, so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the total number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which will be the total number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

6.1.3

If and whenever at any time after the date hereof and prior to the Maturity Date, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or at an exchange price or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) which is less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the end of the Rights Period so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the end of the Rights Period by a fraction:

(a)

the numerator of which will be the aggregate of:

(i)

the total number of Common Shares outstanding as of the record date for the commencement of the Rights Offering, and

(ii)

a number determined by dividing (A) either (x) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered for such issue or subscription, or, as the case may be, (y) the product of the exchange price or conversion price of such securities exchangeable for or convertible into Common Shares and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period, by (B) the Current Market Price of the Common Shares as of the record date for the commencement of the Rights Offering, and

(b)

the denominator of which will be the number of Common Shares outstanding, or the number of Common Shares which would be outstanding if all the exchangeable or convertible securities were exchanged for or converted into Common Shares during the Rights Period, after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Debentureholder who has exercised the right to convert to Common Shares in accordance with article 4 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Common Shares to which that holder would otherwise be entitled upon such conversion, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between the Conversion Price in effect immediately prior to the end of such Rights Offering and the Conversion Price as adjusted for such Rights Offering pursuant to this subsection is multiplied by the number of Common Shares received upon the conversion of the Debentures held by such Holder during such period, and the resulting product is divided by the Conversion Price as adjusted for such Rights Offering pursuant to this subsection; provided that the provisions of section 4.3 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled under the foregoing provisions of this subsection. Such additional Common Shares will be deemed to have been issued to the Debentureholder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within 15 Business Days following the end of the Rights Period. To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

6.1.4

If and whenever at any time after the date hereof and prior to the Maturity Date, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of the outstanding Common Shares of (i) securities of the Company, including rights, options or warrants to acquire securities of the Company or any of its property or assets and including cash and evidences of indebtedness; or (ii) any property or other assets, including cash and evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization, a Rights Offering or a distribution contemplated by subsection 6.1.3 (any of such non-excluded events being called a “Special Distribution”), then the Conversion Price will be adjusted effective immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(a)

the numerator of which will be:

(i)

the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii)

the fair market value, as determined by action by the Board of Directors (whose determination, subject to the consent of a Recognized Stock Exchange, will be conclusive), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(b)

the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Conversion Price will be readjusted effective immediately to the Conversion Price which would then be in effect based upon such securities or property or other assets as actually distributed.

6.1.5

If and whenever at any time after the date hereof and prior to the Maturity Date, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a vertical short-form amalgamation with one or more of its Wholly-Owned Subsidiaries pursuant to the Business Corporations Act, British Columbia), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), any Holder of Debentures who exercises the right to convert Debentures into Common Shares pursuant to Debentures then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which such holder was previously entitled upon conversion provided, however, that the consideration into which the Debentures will be convertible will be limited to the Common Shares or other prescribed securities (as defined by Regulation 6208 to the Income Tax Act (Canada)) of the Company as specified by the board of directors of  the Company. . The Company will take all steps necessary to ensure that, on a Capital Reorganization, the Holders of Debentures will receive the aggregate number of shares, other securities or other property to which they are entitled as a result of the Capital Reorganization and that such shares or securities will be prescribed securities as defined in Regulation 6208 of the Income Tax Act (Canada), which includes shares or securities not redeemable by the holder thereof within 5 years from the issue date of the Debentures. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this article 6 with respect to the rights and interests thereafter of Holders of Debentures to the end that the provisions set forth in this article 6 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of any Debenture. Prior to or concurrent with effecting a Capital Reorganization, the Company will enter into an indenture supplemental hereto approved by action of the Board of Directors and by the Indenture Trustee, which will set forth an appropriate adjustment to give effect to this subsection, in which event such adjustment will for all purposes be conclusively deemed to be an appropriate adjustment, subject to the prior written consent of a Recognized Stock Exchange.

6.1.6

If the purchase price provided for in any rights, options or warrants (the “Rights Offering Price”) referred to in subsections 6.1.3 or 6.1.4 is decreased, the Conversion Price will forthwith be changed so as to decrease the Conversion Price to the Conversion Price that would have been obtained if the adjustment to the Conversion Price made under subsection 6.1.3 or 6.1.4, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price under this subsection would be greater than the decrease, if any, in the Conversion Price to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

6.1.7

In any case in which this section 6.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the Holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event, provided, however, that the Company shall deliver to such Holder an appropriate instrument evidencing such Holder’s right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of conversion or such later date on which such Holder would, but for the provisions of this subsection 6.1.7, have become the holder of record of such additional Common Shares. Such additional Common Shares so issued shall be prescribed securities as defined in Regulation 6208 of the Income Tax Act (Canada).

6.2

Other Adjustment of Conversion Price

If the Company shall take any action affecting the Common Shares, other than an action described in subsections 6.1.2, 6.1.3, 6.1.4 or 6.1.6 but including an action under subsection 6.1.5, which results in a Holder of Debentures being unable, for any period of time, to exercise conversion privileges that it would otherwise be permitted to exercise due to requirements necessary to ensure that the Debentures will be and will remain exempt from Canadian withholding tax, the Conversion Price may be adjusted in such manner and at such time, or such other adjustment to the conversion privilege may be made, as the Board of Directors determine to be equitable in the circumstances, subject to the prior written consent of a Recognized Stock Exchange. Failure of the Board of Directors to take any such action shall be conclusive evidence that the Board of Directors has determined that it is equitable to make no adjustment in the circumstances.

6.3

Rules Regarding Calculation of Adjustment of Conversion Price

For the purposes of sections 6.1 and 6.2:

6.3.1

The adjustments provided for in sections 6.1 and 6.2 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

6.3.2

No adjustment in the Conversion Price will be required unless the cumulative effect of such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

6.3.3

No adjustment in the Conversion Price will be required upon the issuance from time to time of Common Shares pursuant to the Company’s stock option plans or share purchase plan, or any dividend reinvestment plan, or any similar plan, if any, as such plans may be replaced, supplemented or further amended from time to time. In addition, for greater certainty, no adjustment in the Conversion Price upon an event referred to in subsection 6.1.4 will be required upon the distribution from time to time of Common Shares by way of private placement or prospectus which is made to the public in general.

6.3.4

No adjustment in the Conversion Price will be made in respect of subsections 6.1.2(c), 6.1.2(d), 6.1.3 or 6.1.4, if Debentureholders are entitled to participate in such event on the same terms, mutatis mutandis, as if they had converted their Debentures prior to or on the effective date or record date of such event. Any such participation will be subject to any required prior consent of a Recognized Stock Exchange.

6.3.5

If at any time a dispute arises with respect to adjustments provided for in section 6.1, such dispute will be conclusively determined, subject to the consent of a Recognized Stock Exchange, by the Company’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Board of Directors and any such determination will be binding upon the Company, the Indenture Trustee, the Debentureholders and shareholders of the Company; such auditors or accountants will be given access to all necessary records of the Company. If any such determination is made, the Company will deliver an Officers’ Certificate to the Indenture Trustee describing such determination, and the Indenture Trustee shall be entitled to act and rely upon such Officers’ Certificate.

6.3.6

If the Company sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price shall be made.

6.3.7

In the absence of a resolution of the Board of Directors fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

For greater certainty, Debentureholders shall have no right to convert Debentures into any security other than Common Shares unless an appropriate adjustment is made by and set forth in an indenture supplemental hereto.

6.4

Certificate as to Adjustment

The Company shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 6.1 or 6.2, deliver an Officers’ Certificate to the Indenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and the Indenture Trustee shall be entitled to act and rely upon such Officers’ Certificate. Such Officers’ Certificate and the amount of the adjustment specified therein shall be conclusive and binding on all parties in interest. Until such Officers’ Certificate is received by the Indenture Trustee, the Indenture Trustee may act and be protected in acting on the presumption that no adjustment has been made or is required. Except in respect of any subdivision, reduction, combination or consolidation of the Common Shares contemplated by subsections 6.1.2(a) and 6.1.2(b), the Company shall forthwith give notice to the Debentureholders specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting Conversion Price; provided that if the Company has given notice under section 6.5 covering all the relevant facts in respect of such event, no such notice need be given under this section 6.4.

6.5

Notice of Special Matters

The Company covenants that, so long as any Debentures remain Outstanding, it will give notice to the Indenture Trustee on account for the Debentureholders of its intention to fix a record date for any event referred to in subsections 6.1.2, 6.1.3, 6.1.4 or 6.1.5 (other than the subdivision, reduction, combination or consolidation of Common Shares contemplated by subsections 6.1.2(a) and (b)) or a cash dividend (other than a Dividend Paid in the Ordinary Course) which may give rise to an adjustment in the Conversion Price, or other adjustment, and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Company shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days and not more than 60 days prior to the applicable record date in the case of an event referred to in subsections 6.1.2, 6.1.3 or 6.1.4 and not less than 21 days and not more than 60 days prior to the applicable record date in the case of an event referred to in subsection 6.1.5.

6.6

Notice of Expiry of Conversion Right

The Company covenants that, so long as any Debentures remain Outstanding, it will give notice to the Indenture Trustee on account for the Debentureholders in the manner provided in article 16, not less than 21 days prior to the Maturity Date, of the expiry of the right of the Holders of the Debentures to convert their Debentures.

6.7

Protection of Trustee

The Indenture Trustee shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the conversion of any Debenture; and the Indenture Trustee, except to the extent that there has been a failure by the Indenture Trustee or its employees or agents to act honestly and in good faith or where the Indenture Trustee or its employees or agents have acted negligently or in willful disregard of their obligations hereunder or shall not have complied with article 13, shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this article 6.

ARTICLE 7
COMMON SHARE INTEREST PAYMENT ELECTION

7.1

Common Share Interest Payment Election

7.1.1

Provided that no Event of Default has occurred and is continuing under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any Recognized Stock Exchange) for the purposes of the Interest Payment Date, the Company shall have the revocable right, from time to time, to make a Common Share Interest Payment Election in respect of all or any part of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Indenture Trustee by no later than the earlier of: (i) the date required by Applicable Law or the rules of any Recognized Stock Exchange on which the Common Shares are then listed, or (ii) the day which is not less than 40 days and not more than 60 days prior to the Interest Payment Date to which the Common Share Interest Payment Election relates.

7.1.2

Upon receipt of a Common Share Interest Payment Election Notice, the Indenture Trustee shall, in accordance with this article 7 and such Common Share Interest Payment Election Notice, deliver Common Share Bid Requests to the investment banks, brokers or dealers identified by the Company, in its absolute discretion or sell Common Shares in the open market on a Recognized Stock Exchange, as specified in the Common Share Interest Payment Election Notice. In connection with the Common Share Interest Payment Election, the Indenture Trustee shall have the power to: (i) accept delivery of the Common Shares from the Company and process the Common Shares in accordance with the Common Share Interest Payment Election Notice, (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as the Company shall direct in its absolute discretion, through the investment banks, brokers or dealers identified by the Company in the Common Share Interest Payment Election Notice, (iii) sell Common Shares in the open market on a Recognized Stock Exchange, (iv) invest the proceeds of such sales on the direction of the Company in Canadian Government Obligations which mature at least three Business Days prior to an applicable Interest Payment Date and/or use such proceeds to pay all or part of the Interest Obligation in respect of which the Common Share Interest Payment Election was made and (v) perform any other action necessarily incidental thereto.

7.1.3

The Indenture Trustee shall not incur any liability or be in any way responsible for the consequences of any loss caused by the investment referred to in section 7.1.2(iv) and the Company indemnifies and saves harmless the Indenture Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of performing its obligations set out in section 7.1.2.

7.1.4

The Common Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Company, by delivering written notice to the Indenture Trustee at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Common Share Bid Request), whereupon the Company shall be obliged to pay in cash the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered. The Indenture Trustee shall be fully indemnified by the Company in respect of any withdrawal of a Common Share Interest Payment Election or any termination of bids or contracts for the issuance or sales of Common Shares entered into by the Indenture Trustee on behalf of the Company.

7.1.5

Any sale of Common Shares pursuant to this article 7 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Common Share Interest Payment Election shall take place concurrently on the Common Share Delivery Date.

7.1.6

The amount received by a Holder of a Debenture in respect of the Interest Obligation will not be affected by whether or not the Company elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

7.1.7

The Indenture Trustee shall inform the Company promptly following receipt of any bid or bids for Common Shares solicited pursuant to the Common Share Bid Requests. The Indenture Trustee shall accept such bid or bids as the Company (in its absolute discretion) shall direct by Written Order. In connection with any bids so accepted, the Company, the Indenture Trustee (if required by the Company in its absolute discretion) and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements and shall comply with all Applicable Securities Laws, including the securities rules and regulations of any Recognized Stock Exchange on which the Common Shares are then listed. The Company shall, if so requested by the Indenture Trustee, deliver to the Indenture Trustee an Opinion of Counsel that such Common Share Purchase Agreements so comply with such Applicable Securities Laws or regulations of any Recognized Stock Exchange. The Company shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the standard fees of the Indenture Trustee generally charged for this service.

7.1.8

Provided that (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Common Share Delivery Date, the Company shall, on the Common Share Delivery Date, deliver to the Indenture Trustee the Common Shares to be sold on such date, an amount in cash equal to the difference between the applicable Interest Obligation and the anticipated net proceeds of the Common Shares to be sold and an Officers’ Certificate, upon which the Indenture Trustee may act and rely absolutely without any further enquiry, to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Indenture Trustee shall consummate such sales on such Common Share Delivery Date by the delivery of the Common Shares to such purchasers against payment to the Indenture Trustee in immediately available funds of the purchase price therefor.

7.1.9

The Company agrees that any Common Shares issued pursuant to this article 7 shall be issued for an amount equal to the sale price of such Common Shares realized by the Trustee, with the effect that the Trustee will neither realize a gain or loss with respect to the sale of such Common Shares.

7.1.10

The Indenture Trustee shall, on the Common Share Delivery Date, use the sale proceeds of the Common Shares (together with any cash received from the Company) to purchase, on the direction of the Company in writing, Canadian Government Obligations which mature at least three Business Days prior to the applicable Interest Payment Date and which the Indenture Trustee is required to hold until maturity (the “Common Share Proceeds Investment”) and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account for such Debentures. At least one Business Day prior to the Interest Payment Date, the Indenture Trustee shall deposit amounts from the proceeds of the Common Share Proceeds Investment in the Property Account to bring the balance of the Property Account to the Common Share Interest Payment Election Amount to the extent that the Indenture Trustee has been provided sufficient funds to do so. On the Interest Payment Date, the Indenture Trustee shall pay the funds held in the Property Account to the Holders in accordance with section 2.10 or 2.12. The Indenture Trustee shall remit amounts, if any, in respect of income earned on the Common Share Proceeds Investment or otherwise in excess of the Common Share Interest Payment Election Amount to the Company.

7.1.11

Neither the making of a Common Share Interest Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date will (i) result in the Holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date, or (ii) entitle such Holders to receive any Common Shares in satisfaction of such Interest Obligation.

ARTICLE 8
CREATION AND INVESTMENT OF ESCROW

8.1

Creation of Escrow

On or promptly after the execution of this Trust Indenture, the Company shall transfer, or cause to be transferred, to the Indenture Trustee, and the Indenture Trustee shall acknowledge receipt of, and confirm in writing the amount of the Escrowed Funds.

8.2

Investment of Escrow

8.2.1

The Indenture Trustee shall hold the Escrowed Funds in the Escrow Account until the Escrow Funds are released or distributed by the Indenture Trustee in accordance with the provisions of section 8.3.  All interest income derived from the Escrowed Funds shall be paid to the Company.

8.2.2

The Indenture Trustee may invest the Escrowed Funds on the direction of the Company in Canadian Government Obligations which mature at least three Business Days prior to an applicable Interest Payment Date and perform any other action necessarily incidental thereto.

8.2.3

The Indenture Trustee shall not incur any liability or be in any way responsible for the consequences of any loss caused by the investment referred to in section 8.2.2 and the Company indemnifies and saves harmless the Indenture Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of performing its obligations set out in section 8.2.2.

8.3

Disbursements of Escrow

8.3.1

Unless the Indenture Trustee has received a Common Share Interest Payment Election from the Company which has not been withdrawn by the Company pursuant to Article 7 hereof, the Indenture Trustee shall disburse the Escrowed Funds in accordance with subsection 8.3.2, to pay the Interest Obligations on the first two Interest Payment Dates, being August 15, 2005 and February 15, 2006.

8.3.2

Subject to subsection 8.3.1, at least one Business Day prior to the Interest Payment Date, the Indenture Trustee shall transfer the Escrow Funds from the Escrow Account to the Property Account to bring the balance of the Property Account to an amount required to meet the Interest Obligations for the applicable Interest Payment Date. On the Interest Payment Date, the Indenture Trustee shall pay the funds held in the Property Account to the Holders in accordance with section 8.3.1. The Indenture Trustee shall immediately following the second Interest Payment Date, remit amounts, if any, in respect of interest earned on the Escrow Funds or otherwise remaining in the Escrow Account to the Company.

8.3.3

In the event that the Indenture Trustee receives a Common Share Interest Payment Election and uses the proceeds from the sale of Common Shares to pay the Interest Obligations in respect of the first Interest Payment Date, the Indenture Trustee shall, immediately following the first Interest Payment Date (i) remit to the Company amounts in the Escrow Account that exceed $1,375,000 and (ii) retain in the Escrow Account Escrow Funds in the amount of $1,375,000, which amount shall be payable in accordance with this article 8.

ARTICLE 9
SUBORDINATION OF DEBENTURES

9.1

Agreement to Subordinate

The Company covenants and agrees, and each Debentureholder, by his acceptance thereof, likewise agrees, that the payment of the principal of, the premium, if any, and of any interest on the Debentures is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness whether outstanding on the date of this Indenture or thereafter incurred, notwithstanding that no express written subordination agreement may have been entered into between the holders of Senior Indebtedness and the Indenture Trustee or the Debentureholders.  Notwithstanding the provisions of this section 9.1, the Company shall continue to make payments on account of interest on the Debentures as they come due unless and until default or an event of default (as defined in any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof), has occurred and is continuing and in respect of which notice has been given by or on behalf of the holders of Senior Indebtedness to the Company.

9.2

Distribution on Insolvency or Winding-up

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving solvency or bankruptcy:

9.2.1

the holders of all Senior Indebtedness will first be entitled to receive payment in full of the principal thereof, premium (or any other amount payable under such Senior Indebtedness), if any, and interest due thereon, before the Debentureholders will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures;

9.2.2

any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this article 9 with respect to the Debentures, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new corporation, if any, resulting from such reorganization or readjustment, and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior

 Indebtedness are not altered adversely by such reorganization or readjustment) to which the Debentureholders or the Indenture Trustee would be entitled, except for the provisions of this article 9, will be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, rateably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness; and

9.2.3

subject to section 9.6, if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities (other than securities of the Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in this section 9.2.3 with respect to the Debentures, to the payment of all Senior Indebtedness, provided that (i) the Senior Indebtedness is assumed by the new corporation, if any, resulting from such reorganization or readjustment and (ii) without prejudice to the rights of such holders with respect to any such plan (including without limitation as to whether or not to approve same and on what conditions to do so), the rights of the holders of Senior Indebtedness are not altered adversely by such reorganization or readjustment), is received by the Indenture Trustee or the Debentureholders before all Senior Indebtedness is paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the Indenture Trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, rateably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

9.3

Subrogation of Debentures

Subject to the payment in full of all Senior Indebtedness, the Debentureholders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Company in respect of and on account of Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Debentureholders, but for the provisions of this article 9, until the principal of, premium, if any, and interest on the Debentures shall be paid in full. No payment or distribution of assets of the Company to the Debentureholders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this article 9 shall, as between the Company, its creditors (other than the holders of Senior Indebtedness) and the Debentureholders, be deemed to be a payment by the Company to or on account of the Debentureholders, it being understood that the provisions of this article 9 are, and are intended, solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this article 9 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company and its creditors (other than the holders of Senior Indebtedness and the Debentureholders), the obligation of the Company, which is unconditional and absolute, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Debentureholders and the creditors of the Company, other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Indenture Trustee or the Holder of any Debentures from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this article 9, of the holders of Senior Indebtedness upon the exercise of any such remedy.

9.4

No Payment to Debentureholders if Event of Default under the Senior Indebtedness

9.4.1

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided in subsection 9.4.3, all principal of and premium or penalty (or any other amounts payable under such Senior Indebtedness), if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Debentures is made, including the Redemption Price, any amount owed upon a Change of Control or on the Maturity Date.

9.4.2

Except as hereinafter otherwise provided in subsection 9.4.3, the Company shall not make any payment, and the Debentureholders shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by compensation, set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of the indebtedness represented by the Debentures (other than pursuant to section 4.1) (i) in a manner inconsistent with the terms (as they exist on the date hereof) of this Indenture or of the Debentures, or (ii) at any time when a default or an event of default, as defined in any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof, has occurred under Senior Indebtedness and is continuing and notice of such default or event of default has been given by or on behalf of the holders of Senior Indebtedness to the Company, unless and until such Senior Indebtedness have been paid and satisfied in full, or unless and until such default or event of default shall have been cured or waived in writing or shall have ceased to exist in accordance with the provisions of such Senior Indebtedness.

9.4.3

For greater certainty but without limiting the generality of the foregoing, this section 9.4 shall not be construed so as to prevent the Indenture Trustee from receiving and retaining any payments on account of Debentures which are made (i) in a manner that is consistent with the terms of this Indenture or of the Debentures, and (ii) at any time when no default or event of default (as defined in any Senior Indebtedness or any instrument evidencing the same and permitting, by the lapse of time or giving of notice, the holders thereof to accelerate the maturity thereof) has occurred and is continuing and in respect of which notice has not been given by or on behalf of the holders of Senior Indebtedness to the Company.

9.5

Authorization of Debentureholders to Trustee to Effect Subordination

Each Holder of Debentures, by his acceptance thereof, authorizes and directs the Indenture Trustee, on its behalf, to execute and deliver any such subordination agreements with the Company and the holders, or representatives or trustees thereof, of Senior Indebtedness, whether outstanding or hereafter incurred, which Counsel shall advise contains the subordination provisions hereof and as may be necessary in the Opinion of Counsel or appropriate to effect the subordination provided for in this article 9 and appoints the Indenture Trustee his attorney-in-fact for any and all such purposes.

9.6

Knowledge of Trustee

Notwithstanding the provisions of this article 9, the Indenture Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Indenture Trustee, or the taking of any other action by the Indenture Trustee, unless and until the Indenture Trustee has received written notice thereof from the Company, any Debentureholder or any holder or representative of any class of Senior Indebtedness.

9.7

Trustee May Hold Senior Indebtedness

The Indenture Trustee is entitled to all the rights set forth in this article 9 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Indenture Trustee of any of its rights as such holder.

9.8

Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

9.9

Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Company, all without notice to or consent of the Debentureholders or the Indenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Indenture Trustee.

9.10

Additional Indebtedness

This Indenture does not restrict the Company or its Affiliates from incurring additional indebtedness for borrowed money (including additional Senior Indebtedness or indebtedness ranking pari passu with any Debentures), the issuance or repurchase of securities by the Company or its Affiliates or otherwise from hypothecating or charging its property to secure any indebtedness, provided, however, that the Company shall not issue additional unsecured bonds, debentures, notes or other capital markets debt (other than Senior

 Indebtedness) unless all such debt, by its terms or pursuant to an agreement entered into between the Indenture Trustee and the holders of such debt, is subordinate to the Debentures.

9.11

Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this article 9 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to section 4.1.

ARTICLE 10
COVENANTS OF THE COMPANY

10.1

Payment of Principal, Premium and Interest

The Company covenants and agrees with the Indenture Trustee and for the benefit of the Holders of each Debenture that it will duly and punctually pay the principal of (and premium, if any) and interest on the Debentures in accordance with their terms and this Indenture.

10.2

Maintenance of Office or Agency

10.2.1

The Company shall maintain or cause the Registrar, or the Paying Agent, as the case may be, to maintain an Office at each Place of Payment where Debentures may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Company in respect of such Debentures and this Indenture may be served. The Company will give prompt written notice to the Indenture Trustee of the location, and any change in the location, of any such Office. If at any time the Company shall fail to maintain such required Office or shall fail to furnish to the Indenture Trustee the address of any such Office, such presentations, surrenders, notices and demands may be made or served at the principal corporate trust office of the Indenture Trustee in the City of Vancouver, Province of British Columbia.

10.2.2

The Company may from time to time designate one or more other Offices or Agencies (in or outside of such Place of Payment) where the Debentures may be presented or surrendered for any or all of such purposes, and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain, or cause the Registrar to maintain for such purposes an Office in each Place of Payment for such Debentures. The Company will give prompt written notice to the Indenture Trustee of any such designation and any change in the location of any such other Office.

10.3

Corporate Existence; Books of Account

10.3.1

The Company covenants and agrees with the Indenture Trustee for the benefit of each Holder that:

(a)

it will at all times maintain its corporate existence; and

(b)

it will keep or cause to be kept proper books of account in accordance with Canadian generally accepted accounting principles.

10.4

Compliance Certificate

10.4.1

The Company shall deliver to the Indenture Trustee within 140 days after the end of each fiscal year of the Company (and at any other reasonable time upon demand by the Indenture Trustee) an Officer’s Certificate stating that the Company has complied with all requirements of the Company contained in this Indenture that, if not complied with, would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default. If an Event of Default shall have occurred, the certificate shall describe the nature and particulars of the Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

10.5

Notice of Default

10.5.1

The Company will promptly notify the Indenture Trustee upon becoming aware of the occurrence of any Event of Default.

10.6

Securities Laws

10.6.1

The Company covenants and agrees with the Indenture Trustee for the benefit of the Holders that:

(a)

it will take all reasonable steps and actions and do all such acts and things as may be required to: (i) as long as it meets the minimum listing requirements of such institutions, maintain the listing and posting for trading of the Debentures and the Common Shares on a Recognized Stock Exchange, and (ii) maintain its status as a reporting issuer or equivalent in good standing or equivalent under the Applicable Securities Laws in the Provinces of Canada in which  the Company is currently a reporting issuer or equivalent; and

(b)

it will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all measures necessary to comply at all times with subsections 3.7.3, 4.1.3 and 5.2.3 including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Laws.

10.6.2

The Indenture Trustee shall have no obligation to verify information relating to the Company’s compliance with this section 10.6 and may act and rely upon all information provided by the Company with respect to such compliance, without independent inquiry.

10.7

Reporting

10.7.1

The Company shall file with the Indenture Trustee and provide Holders with the documents that must be sent to its shareholders pursuant to Applicable Securities Laws in the Provinces of Canada in which the Company is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) within the time prescribed by such Applicable Securities Laws. In the event the Company is no longer subject to Applicable Securities Laws, the Company shall continue to provide to the Indenture Trustee and the Holders (a) within 140 days after the end of each fiscal year, copies of its annual report and annual financial statements, and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports under the Applicable Securities Laws in the Provinces of Canada in which the Company is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) Each of such reports will be prepared in accordance with disclosure requirements of Applicable Securities Laws of the Provinces of Canada in which the Company is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) and Canadian generally accepted accounting principles.

10.8

Performance of Covenants by Indenture Trustee

10.8.1

If the Company fails to perform any of its covenants contained in this Indenture, the Indenture Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Indenture Trustee for such purpose will be repayable as provided in section 13.14 of the Indenture. No such performance or advance by the Indenture Trustee shall relieve the Company of any default hereunder or its continuing obligations hereunder.

ARTICLE 11
EVENTS OF DEFAULT AND REMEDIES

11.1

Events of Default and Enforcement

11.1.1

If and when any one or more of the following events (herein called an “Event of Default”) shall happen with respect to the Debentures, namely:

(a)

a default in payment of principal (and premium, if any) on any Debentures when due;

(b)

a default in payment of interest on any Debentures when due and payable and the continuance of such default for 30 days;

(c)

a default in the observance of the covenant contained in subsection 10.6.1 and the continuance of such default for 10 Business Days;

(d)

a material default in performing or observing any of the other covenants, agreements or obligations of the Company as described herein and the continuance of such default for 60 days after written notice to the Company by the Indenture Trustee or by the Holders of not less than 25% in principal amount of Outstanding Debentures requiring the same to be remedied, or such longer period of time as the Indenture Trustee (having regard to the subject matter of neglect or non-observance) shall agree to;

(e)

the failure to make an Offer to Purchase upon a Change of Control;

(f)

a decree, judgement, or order by a court having jurisdiction in the premises shall have been entered adjudging the Company bankrupt or insolvent or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Company, under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous applicable law of Canada or any province thereof, and such decree, judgement or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or of a substantial part of its property, or for the winding up or liquidation of its affairs, shall have remained in force for a period of 30 consecutive days; or any substantial part of the property of the Company shall be sequestered or attached and shall not be returned to the possession of the Company or released from such attachment, as the case may be, whether by filing of a bond, or stay or otherwise, within 30 consecutive days thereafter;

(g)

the Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous applicable law of Canada or any province thereof or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for it or of a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall be unable, or admit in writing its inability, to pay its debts generally as they become due, or corporate action shall be taken by the Company in furtherance of any of the aforesaid actions; or

(h)

a default under the terms of any Senior Indebtedness of the Company, whether such debt now exists or shall hereafter be created, which default results in such debt being declared due and payable prior to the date on which it would otherwise become or be due and payable and such acceleration is not rescinded or annulled within 10 days after the date of such acceleration unless the Company shall, in good faith, be contesting such acceleration or unless such default is cured or waived pursuant to the terms of the Senior Indebtedness;

then, and in each and every such case which has happened and is continuing, the Indenture Trustee may, in its discretion, and shall, upon the written request of the Holders of not less than 50% in principal amount of the Outstanding Debentures at such time (or, if there is a Global Debenture Outstanding, a written request of the Participants having received instructions from the Beneficial Holders holding at least 50% of the Outstanding Debentures), declare the principal of (and premium, if any) together with accrued interest on all such Debentures to be due and payable immediately, by a Notice in writing to the Company (and to the Indenture

 Trustee if given by the Holders), and upon any such declaration such principal amount and premium, if any, together with accrued interest thereon, shall become immediately due and payable. If the Indenture Trustee fails to notify in writing the Company pursuant to the terms hereof, the Holders of Debentures having provided the written request to the Indenture Trustee may do so.

11.2

Notice of Event of Default

11.2.1

The Indenture Trustee shall give to the Holders within 5 days after the Indenture Trustee becomes aware by way of written Notice of the occurrence of an Event of Default, Notice of every Event of Default so occurring and continuing at the time the Notice is given, unless the Indenture Trustee reasonably and in good faith determines that the withholding of such Notice is in the best interests of the Holders and gives written Notice of such determination to the Company. When a Notice of the occurrence of an Event of Default is given by the Indenture Trustee pursuant to this subsection 11.2.1 and the Event of Default is thereafter cured, the Indenture Trustee shall give Notice that the Event of Default is no longer outstanding to all Holders to whom Notice of the occurrence of the Event of Default was given within 5 days after the Indenture Trustee becomes aware, by written Notice given by the Company to the Indenture Trustee, that the Event of Default has been cured and is no longer outstanding.

11.3

Waiver of Declaration

11.3.1

At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to section 11.1 and before a judgement or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter provided, the Holders of not less than 50% in principal amount of Outstanding Debentures, by written Notice to the Company and the Indenture Trustee, may thereupon rescind and annul such declaration and its consequences if the Company has paid or deposited with the Indenture Trustee a sum sufficient to pay:

(a)

all overdue interest on all Debentures;

(b)

the principal of (and premium, if any) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

(c)

to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures; and

all Events of Default with respect to the Debentures, other than the non-payment of the principal of (and premium, if any), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture.

11.4

Waiver

11.4.1

The Holders of not less than 50% in aggregate principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive any past default hereunder and its consequences, except a default:

(a)

in the payment of the principal of (or premium, if any) or interest on any Debentures; or

(b)

in respect of a covenant or provision hereof that under article 17 cannot be modified or amended without an Extraordinary Resolution passed by the Holders.

11.4.2

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

11.5

Other Remedies

11.5.1

If an Event of Default occurs and is continuing, the Indenture Trustee may pursue any available remedy to collect the payment of principal of (and premium, if any) or interest on Debentures or to enforce the performance of any term of the Debentures or this Indenture.

11.5.2

The Indenture Trustee may maintain a Proceeding even if it does not possess any Debentures or does not produce any of them in the Proceeding. A delay or omission by the Indenture Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.

11.6

Application of Money Collected

Any money collected by the Indenture Trustee pursuant to this article in respect of Debentures shall (subject to any claims having priority under Applicable Law) be applied in the following order, at the dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal of (and premium, if any) or interest, upon presentation of Debentures and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

(a)

first, to the payment of all amounts due to the Indenture Trustee under this Indenture with respect to such Debentures;

(b)

second, to the payment of accrued interest on such Debentures;

(c)

third, to the payment of the principal of (and premium, if any) on such Debentures;

(d)

fourth, to the payment of any other amounts with respect to such Debentures; and

(e)

fifth, to whomever may be lawfully entitled to receive the balance of such money.

11.7

Control by Holders

11.7.1

The Holders of at least 25% in principal amount of the Outstanding Debentures may:

(a)

direct the time, method and place in the Province of British Columbia or the Province of Ontario of conducting any Proceeding for any remedy available to the Indenture Trustee or exercising any trust or power conferred on it with respect to the Debentures; and

(b)

take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under Applicable Law.

The Indenture Trustee may refuse, however, to follow any direction that conflicts with law or this Indenture.

11.8

Limitation on Suits

11.8.1

No Holder of any Debenture will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by this Indenture or pursuant to Applicable Law) with respect to this Indenture or the Debentures unless: (i) the Holder gives to the Indenture Trustee notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the then Outstanding Debentures make a request in writing to the Indenture Trustee to pursue the remedy; (iii) such Holder or Holders offer or provide to the Indenture Trustee security and indemnity in form satisfactory to the Indenture Trustee against any loss, liability or expense; (iv) the Indenture Trustee does not comply with the request within 30 days after receipt of such request and indemnity; and (v) during such 30-day period the Holders of a majority in principal amount of Outstanding Debentures do not give the Indenture Trustee a direction inconsistent with the request.

11.8.2

Holders may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

11.9

Collection Suit by Indenture Trustee

11.9.1

If an Event of Default specified in clause (a), (b), (c), (d) or (h) of section 11.1 occurs and is continuing, the Indenture Trustee may recover judgement in its own name and as trustee against the Company for the whole amount of principal (and premium, if any) and interest remaining unpaid.

11.10

Indenture Trustee May File Proofs of Claim

11.10.1

The Indenture Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee and the Holders lodged or allowed in any judicial proceedings relative to the Company, its creditors or its property.

11.11

Undertaking for Costs

11.11.1

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Indenture Trustee for any action taken or omitted by it as Indenture Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This subsection 11.11.1 does not apply to a suit by the Indenture Trustee, a suit by a Holder pursuant to section 11.8, or a suit by any Holder or group of Holders of more than 50% in principal amount of the Outstanding Debentures.

11.12

Delay or Omission Not Waiver

11.12.1

No delay or omission of the Indenture Trustee or of any Holder of any Debenture to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this article or by law to the Indenture Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Holders, as the case may be.

11.13

Remedies Cumulative

11.13.1

No remedy herein conferred upon or reserved to the Indenture Trustee or upon or to the Holders is intended to be exclusive of any other remedy, but each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statute.

11.14

Judgement Against the Company

11.14.1

The Company covenants and agrees with the Indenture Trustee that, in case of any Proceeding to obtain judgement for payment of the principal of, premium, if any, or interest, if any, on the Debentures, judgement may be rendered against it in favour of the Holders or in favour of the Indenture Trustee, as holder of a power of attorney for the Holders, for the amount which may remain due in respect of the Debentures and the interest and premium, if any, thereon.

ARTICLE 12
SATISFACTION AND DISCHARGE

12.1

Non-Presentation of Debentures

If any Debentureholder fails to present any Debentures for payment on the date on which the principal of, premium, if any, or interest thereon, becomes payable, whether on a Redemption Date, Payment Date, Maturity Date or any other repayment date, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Indenture Trustee may require:

(a)

the Company shall thereafter be entitled to pay or deliver to the Indenture Trustee and direct the Indenture Trustee to set aside;

(b)

in respect of moneys or Common Shares in the hands of the Indenture Trustee which may or should be applied to the payment of the Debentures, the Company shall thereafter be entitled to direct the Indenture Trustee to set aside; or

(c)

if the redemption was made pursuant to any Notice given by the Indenture Trustee, the Indenture Trustee may itself thereafter set aside,

the principal of, premium, if any, and interest on such Holder’s Debentures, in trust to be paid to such Debentureholder upon due presentation or surrender of such Debentures in accordance with the provisions of this Indenture; and thereupon the principal of, premium, if any, and interest payable on each Debenture in respect whereof such moneys and, if permitted hereunder, Common Shares have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except to receive delivery and payment of the moneys or Common Shares, if applicable, so set aside by the Indenture Trustee upon due presentation and surrender thereof, subject to the provisions of subsection 2.4. For greater certainty, the provisions of article 6 shall not prevent the application of moneys received by the Trustee pursuant to this subsection 12.1 to the payment of principal, premium, if any, and interest on such Holder’s Debentures.

12.2

Discharge

The Indenture Trustee shall at the written request of the Company release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Indenture Trustee), upon proof being given to the reasonable satisfaction of the Indenture Trustee that the principal of, premium, if any, and interest on (including interest on amounts in default, if any) all of the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all of the Debentures having matured or having been duly called for redemption, payment of the principal of, premium, if any, and interest (including interest on amounts in default, if any) on such Debentures and all other moneys payable hereunder have been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 13
THE INDENTURE TRUSTEE

13.1

Duties of Indenture Trustee

13.1.1

In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture, the Indenture Trustee shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances. Subject to the foregoing, the Indenture Trustee shall be liable only for an act or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Indenture Trustee. The Indenture Trustee shall not be liable for any act or default on the part of any agent employed by it or for permitting any agent or co-trustee to receive and retain any monies payable to the Indenture Trustee under this Indenture, except as aforesaid.

13.2

Employ Agents

13.2.1

The Indenture Trustee may, but is not required to, employ (at the expense of the Company) such Counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties under this Indenture, and shall not be responsible for any negligence or misconduct on the part of any such Counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such Counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to this Indenture, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to this Indenture. All such disbursements, costs, liabilities and expenses in relation to this Indenture and all expenses incidental to the preparation, execution, creation and issuance of the Debentures, whether done or incurred at the request of the Indenture Trustee or the Company, shall bear interest at the posted annual rate of interest charged by the Indenture Trustee from time to time to its corporate trust customers from the date which is 30 days following receipt by the Company of an invoice from the Indenture Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by the Company immediately upon receipt of such invoice.

13.3

Reliance on Evidence of Compliance

13.3.1

In the exercise of its rights, duties and obligations under this Indenture, the Indenture Trustee may, if it is acting in good faith, act and rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, Opinions of Counsel, reports, directions, orders, certificates and Certificates of the Company required by the Indenture Trustee to be furnished to it in the exercise of its rights, duties and obligations under this Indenture, if the Indenture Trustee examines such statutory declarations, Opinions of Counsel, reports, directions, orders, certificates or Certificates of the Company and determines that they indicate compliance with the applicable requirements of this Indenture.

13.4

Provision of Evidence of Compliance to Indenture Trustee

13.4.1

In addition to any other provisions of this Indenture, the Indenture Trustee may, at any time any action is taken which relates to any of paragraphs (a) through (c) below, and acting in good faith, require evidence of compliance with the conditions precedent provided for in this Indenture relating to:

(a)

the certification pursuant to section 2.7 and delivery of Debentures;

(b)

the satisfaction and discharge of this Indenture; or

(c)

the taking of any other action or step to be taken by the Indenture Trustee at the request, or on the application, of the Company.

13.5

Contents of Evidence of Compliance

13.5.1

Evidence of compliance required by section 13.4 shall consist of:

(a)

a Certificate of the Company that the conditions precedent referred to in such Certificate have been complied with in accordance with the terms of this Indenture;

(b)

in the case of conditions precedent compliance with which are, pursuant to this Indenture, made subject to review or examination by Counsel, an Opinion of Counsel to the Company that such conditions precedent have been complied with in accordance with the terms of this Indenture; and

(c)

in the case of conditions precedent compliance with which are subject to the review or examination by auditors or appraisers, an opinion or report of a chartered accountant or appraiser, as the case may be, approved by the Indenture Trustee acting reasonably, that such conditions precedent have been complied with in accordance with the terms of this Indenture.

13.6

Advice of Experts

13.6.1

The Indenture Trustee may act and rely, and shall be protected in acting and relying in good faith, on the opinion, advice or information (including the Opinion of Counsel) obtained from any counsel, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Indenture Trustee or by the Company, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants.

13.7

Indenture Trustee May Deal in Debentures

13.7.1

In its personal capacity or any other capacity, the Indenture Trustee, and each Affiliate of the Indenture Trustee, may buy, sell, lend upon, become a pledgee of and deal in the Debentures and generally contract and enter into financial transactions with the Company and any Affiliate of the Company without being liable to account for any profits made thereby.

13.8

Conditions Precedent to Indenture Trustee’s Obligation to Act

13.8.1

The Indenture Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by the Company of any of the obligations imposed under the Indenture or to supervise or interfere with any of the activities of the Company, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by this Indenture, unless and until it shall have been required to do so under the terms of this Indenture; nor shall the Indenture Trustee be required to take notice of any default or Event of Default, other than in payment of any monies required by this Indenture to be paid to the Indenture Trustee, unless and until notified in writing of such default or Event of Default by the Company or by any Holder, which notice shall distinctly specify default or Event of Default, and in the absence of any such notice the Indenture Trustee may conclusively assume that no default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Indenture Trustee in this Indenture to determine whether or not to take action with respect to any default or Event of Default or with respect to any such requisition.

13.8.2

The obligation of the Indenture Trustee to do any of the actions referred to in subsection 13.8.1, including to commence or to continue any Proceeding or any right of the Indenture Trustee or the Holders, shall be conditional upon the Holders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such action and an indemnity satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Indenture Trustee may suffer by reason of such action.

13.8.3

Before commencing or at any time during the continuance of any Proceeding, the Indenture Trustee may require the Holders on whose behalf it is acting to deposit with the Indenture Trustee the Debentures held by them, and the Indenture Trustee shall issue receipts for such Debentures.

13.9

Indenture Trustee Not Required to Give Security

The Indenture Trustee shall not be required to give Security for its conduct or administration under this Indenture.

13.10

Resignation or Removal of Indenture Trustee; Conflict of Interest

13.10.1

The Indenture Trustee represents and warrants to the Company that at the time of the execution and delivery of this Indenture no material conflict of interest exists with respect to the Indenture Trustee’s role as a fiduciary hereunder.

13.10.2

The Indenture Trustee may resign as trustee hereunder by giving not less than 60 days’ notice in writing to the Company or such shorter notice as the Company may accept as sufficient. The Indenture Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Indenture that is not eliminated within 90 days after the Indenture Trustee becomes aware of such conflict of interest. Immediately after the Indenture Trustee becomes aware that it has a material conflict of interest it shall provide the Company with written notice of the nature of that conflict. Upon any such resignation, the Indenture Trustee shall be discharged from all further duties and liabilities under this Indenture. None of the validity and enforceability of this Indenture or the Debentures shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Indenture Trustee (whether arising prior to or after the date of this Indenture). If the Indenture Trustee does not comply with this section, any Holder or the Company may apply to the Supreme Court of British Columbia in the judicial district of Vancouver for an order that the Indenture Trustee be replaced as trustee under this Indenture.

13.10.3

In the event of the Indenture Trustee resigning or being removed by the Holders by Extraordinary Resolution or by the Company or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Indenture, the Company shall immediately appoint a successor Indenture Trustee unless a successor Indenture Trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Indenture Trustee or any other Holder may apply to a judge of the Supreme Court of British Columbia in the judicial district of Vancouver, on such notice as such judge may direct, for the appointment of a successor Indenture Trustee. The successor Indenture Trustee so appointed by the Company or by such court shall be subject to removal by the Holders by way of an Act of Holders. Any successor Indenture Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust corporation in the Province of British Columbia or the Province of Ontario. On any appointment of the successor Indenture Trustee, the successor Indenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Indenture Trustee. The expenses of all acts, documents and Proceedings required under this section will be paid by the Company in the same manner as if the amount thereof were fees payable to the Indenture Trustee under this Indenture.

13.10.4

Any successor Indenture Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Indenture, with like effect as if originally named as Indenture Trustee hereunder. Nevertheless, upon the written request of the successor Indenture Trustee or of the Company and upon payment of all outstanding fees and expenses, the Indenture Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Indenture Trustee, upon the trusts expressed in this Indenture, all the rights, powers and trusts of the Indenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including money) held by such Indenture Trustee to the successor Indenture Trustee in its place. Should any deed, conveyance or other document in writing from the Company be required by any successor Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Indenture Trustee, be made, executed, acknowledged and delivered by the Company.

13.10.5

Any corporation into which the Indenture Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Indenture Trustee is a party shall be a successor Indenture Trustee under this Indenture, without the execution of any document or any further act; provided that such successor Indenture Trustee is a corporation qualified to carry on the business of a trust corporation in the Province of British Columbia or the Province of Ontario and shall not have a material conflict of interest in its role as a fiduciary under this Indenture.

13.11

Authority to Carry on Business; Resignation

13.11.1

The Indenture Trustee represents and warrants to the Company that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust corporation in the Province of British Columbia. If the Indenture Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner by reason only of such event but the Indenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust corporation in the Province of British Columbia, either become so authorized or resign in the manner and with the effect specified in section 13.10.

13.12

Protection of Indenture Trustee

13.12.1

By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Indenture for the relief of the Indenture Trustee, it is expressly agreed that:

(a)

the Indenture Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debentures (except the representations and warranties contained in the last sentence of subsection 2.7.4 and in subsection 13.10.1 and sections 13.1.1 and 13.13 which are being given by the Indenture Trustee in its personal capacity) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(b)

the Indenture Trustee shall not be bound to give to any Person notice of the execution of this Indenture unless and until an Event of Default and a declaration of acceleration has occurred, and the Indenture Trustee has determined or become obliged to enforce the same;

(c)

the Indenture Trustee shall not incur any liability or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Company;

(d)

the Company indemnifies and saves harmless the Indenture Trustee and its officers, directors and employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and client basis) or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, including those arising out of or related to actions taken or omitted to be taken by the Indenture Trustee contemplated by this Indenture, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Indenture Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Indenture Trustee, save only in the event of the negligence or reckless disregard in acting or failing to act, or the willful misconduct, dishonesty or bad faith of the Indenture Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation or removal of the Indenture Trustee;

(e)

without limiting the generality of section 13.12.1(d), the Company will indemnify and hold harmless the Indenture Trustee and upon written request reimburse the Indenture Trustee for the amount of (i) any taxes levied or imposed and paid by the Indenture Trustee as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Indenture Trustee as a result of payments made under or with respect to the Debentures, (iii) any liability (including penalties and interest) arising from a Common Share Interest Payment Election, and (iv) any taxes levied or imposed and paid by the Indenture Trustee with respect to reimbursement under (i), (ii) and (iii) above, but excluding any taxes on the Indenture Trustee’s net income arising from fees for acting as the trustee hereunder or in respect of the Indenture Trustee’s capital.

(f)

the Indenture Trustee shall not be liable by reason of the statements or implications of fact or law contained in or arising out of anything contained in this Indenture or any Offering Document or in the Debentures or be required to verify the same, but all statements or implications shall be deemed to have been made by the Company only;

(g)

the Indenture Trustee may, in the exercise of all or any of the trusts, powers and discretion vested in it under this Indenture, act by the responsible officers of the Indenture Trustee; the Indenture Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture, and any delegation may be made upon such terms and conditions and subject to such regulations as the Indenture Trustee may think to be in the best interest of the Holders;

(h)

the Indenture Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Indenture, unless the Indenture Trustee shall have received from the Company or a Holder written notice stating the matter in respect of which the Indenture Trustee should have notice or actual knowledge;

(i)

the Indenture Trustee shall not be bound to act in accordance with any direction or request of the Company until an executed copy of the document containing the direction or request has been delivered to the Indenture Trustee, and the Indenture Trustee shall be fully empowered to act and shall be fully protected from all liability in acting upon any document purporting to be a Debenture and believed by the Indenture Trustee to be genuine; and

(j)

the Indenture Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Company or of any Person on whose signature the Indenture Trustee may be called upon to act or refrain from acting under this Indenture.

13.13

Additional Representations and Warranties of Indenture Trustee

13.13.1

The Indenture Trustee represents and warrants to the Company that:

(a)

the Indenture Trustee is a trust corporation validly existing under the laws of its jurisdiction of incorporation;

(b)

the Indenture Trustee has full power, authority and right to execute and deliver and perform its obligations under this Indenture, and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture; and

(c)

this Indenture has been duly executed and delivered by the Indenture Trustee.

13.14

Compensation

13.14.1

The Company shall pay to the Indenture Trustee from time to time compensation for its services hereunder as agreed separately by the Company and the Indenture Trustee, and shall pay or reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Indenture Trustee under this Indenture shall be finally and fully performed. Notwithstanding the foregoing, the Company need not pay or reimburse the Indenture Trustee for expenses, disbursements or advances if the Indenture Trustee incurred such expenses, disbursements or advances as a result of its dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Indenture Trustee.

ARTICLE 14
MEETINGS OF HOLDERS OF DEBENTURES

14.1

Purposes for Which Meetings May be Called

14.1.1

A meeting of Holders of Debentures may be called at any time and from time to time pursuant to this article to make, give or take any Act provided by this Indenture to be made, given or taken by Holders of Debentures.

14.2

Call, Notice and Place of Meetings

14.2.1

The Indenture Trustee may at any time and from time to time and shall, on receipt of a Company Request or a requisition in writing made by the Holders of at least 5% in principal amount of the Outstanding Debentures and upon being indemnified and funded to its reasonable satisfaction by the Company or upon being funded and indemnified to its reasonable satisfaction by the Holders making such requisition, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Holders of Debentures for any purpose specified in section 14.1, to be held at such time and at such place in the City of Vancouver, Province of British Columbia or the City of Toronto, Province of Ontario, as the Indenture Trustee shall determine. Notice of every meeting of Holders of Debentures, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in section 16.2, not less than 21 or more than 60 days prior to the date fixed for the meeting.

14.2.2

If at any time the Company, pursuant to a Board Resolution, or the Holders of at least 5% in principal amount of the Outstanding Debentures shall have requested the Indenture Trustee to call a meeting of the

 Holders of Debentures for any purpose specified in section 14.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Indenture Trustee shall not have made the first publication, or mailing, as the case may be, of the notice of such meeting within 30 days after receipt of such request, funding and indemnity or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Debentures in the amount above specified, as the case may be, may determine the time and the place in the City of Vancouver, Province of British Columbia or the City of Toronto, Province of Ontario, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in subsection 14.2.1.

14.3

Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Company may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Debentureholders to vote at any such meeting by proxy:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)

the deposit of instruments appointing proxies at such place as the IndentureTrustee, the Company or the Debentureholder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Company or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

14.4

Persons Entitled to Vote at Meetings

14.4.1

To be entitled to vote at any meeting of Holders of Debentures, a Person shall be: (i) a Holder of one or more Outstanding Debentures; or (ii) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Debentures by such Holder or Holders. The only persons who shall be entitled to be present or to speak at any meeting of Holders of Debentures shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Indenture Trustee and its Counsel and any representatives of the Company and its Counsel.

14.5

Quorum; Action

14.5.1

Persons entitled to vote 25% in principal amount of Outstanding Debentures shall constitute a quorum for a meeting of Holders of Debentures. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Debentures, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Holders of Debentures present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in subsection 14.2.1, except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.

14.5.2

Except as limited by subsection 17.1.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of a majority in principal amount of the Holders of Debentures present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by subsection 17.1.2, any resolution with respect to any Act that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of Outstanding Debentures.

14.5.3

Any resolution passed or decision taken at any meeting of Holders of Debentures duly held in accordance with this section 14.5 will be binding on all Holders of Debentures, whether or not present or represented at the meeting.

14.6

Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings

14.6.1

Notwithstanding any other provisions of this Indenture, the Indenture Trustee or the Company, with the approval of the Indenture Trustee, may make and from time to time may vary such reasonable regulations as it may deem advisable for any meeting of Holders of Debentures in regard to proof of the holding of Debentures and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted by any such regulations, the holding of Debentures shall be proved in the manner specified in section 1.12 and the appointment of any proxy shall be proved in the manner specified in section 1.12. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in section 1.12 or other proof.

14.6.2

The Indenture Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Company or by Holders of Debentures as provided in subsection 14.2.2, in which case the Company or the Holders of Debentures calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

14.6.3

At any meeting of Holders of Debentures, each Holder of a Debenture or proxy shall be entitled to one vote for each one thousand Dollars ($1,000) principal amount of Debentures held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Debenture or proxy.

14.6.4

Any meeting of Holders of Debentures duly called pursuant to subsection 14.2.2 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of Outstanding Debentures represented at the meeting; and the meeting may be held as so adjourned without further notice.

14.7

Counting Votes and Recording Action of Meetings

14.7.1

The vote upon any resolution submitted to any meeting of Holders of Debentures shall be by written ballots on which shall be inscribed the signatures of the Holders of Debentures or of their representatives by proxy and the principal amounts and serial numbers of Outstanding Debentures held or represented by them. The chairman of the meeting shall appoint two scrutineers of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders of Debentures shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the scrutineers of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in section 14.2 and, if applicable, section 14.5. Each copy shall be signed and verified by the affidavits of the chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Indenture Trustee to be preserved by the Indenture Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

14.8

Instruments in Writing

14.8.1

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore in this article 14 may also be taken and exercised (i) by the Holders of a majority in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts with respect to resolutions which are not Extraordinary Resolutions and (ii) by the Holders of not less than 66 2/3% in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts with respect to resolutions which are Extraordinary Resolutions and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

14.9

Holdings by the Company Disregarded

14.9.1

In determining whether Holders holding Debentures evidencing the required number of Debentures are present at a meeting of Holders for the purpose of determining a quorum or for the purpose of determining whether Holders have concurred in any consent, waiver, resolution or other action under this Indenture, the Debentures owned legally or beneficially by the Company shall be disregarded.

ARTICLE 15
AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

15.1

Amalgamation and Consolidations of Company and Conveyances Permitted Subject to Certain Conditions

15.1.1

The Company will not amalgamate with any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets, unless in any such case:

(a)

either the Company shall be the continuing corporation, or the successor corporation (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the Company’s assets) (such corporation or Person being referred to as the “Successor Company”) shall expressly assume the due and punctual payment of the principal of, the premium, if any, and interest on all Outstanding Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed by the Company by supplemental indenture satisfactory to the Indenture Trustee, executed and delivered to the Indenture Trustee by such corporation;

(b)

the Debentures will be valid and binding obligations of the Successor Company entitling the Holders thereof, as against the Successor Company, to all the rights of Debentureholders under this Indenture;

(c)

the Company or such Successor Company, as the case may be, shall not immediately thereafter be in default under this Indenture or the Debentures; and

(d)

in the case of a Person constituted or organized under the laws of a province, territory, state or jurisdiction other than the laws of the Province of British Columbia, such Person shall attorn to the jurisdiction of the courts of the Province of British Columbia in the event of any dispute, conflict or litigation relating to, arising out of or based on this Indenture or the Debentures.

15.2

Rights and Duties of Successor Company

15.2.1

In case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease and upon any such assumption by the Successor Company, such Successor Company shall agree to be bound by the terms of this Indenture as principal obligor in place of the Company, with the same effect as if it had been named herein as the Company. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company, any or all Debentures which theretofore shall not have been signed by the Company and delivered to the Indenture Trustee. All Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures have been issued at the date of the execution hereof.

15.2.2

In the case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease, such changes in phraseology and form (but not in substance) may be made in Debentures thereafter to be issued as may be appropriate.

15.3

Officers’ Certificate and Opinion of Counsel

The Indenture Trustee must receive an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any such amalgamation, reorganization, arrangement, lease, transfer, sale or conveyance, and any such assumption, comply with the provisions of this article 15.

ARTICLE 16
NOTICES

16.1

Notice to Company

16.1.1

Any Notice to the Company shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Company, at:

ALAMOS GOLD INC.

1503-110 Yonge Street

Toronto, Ontario

Canada

M5C 1T4

Attention:

John McCluskey, President

Facsimile No.: (416) 368-2934

and such Notice shall be deemed to have been received by the Company, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Pacific Standard Time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Pacific Standard Time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only airmail, postage prepaid, if sent from a destination outside Canada. The Company may from time to time notify the Indenture Trustee of a change in address or facsimile number by Notice given as provided in section 16.3.

16.2

Notice to Holders

16.2.1

Any Notice to Holders of Debentures may be effectively given if delivered, sent by facsimile transmission (with receipt confirmed), or mailed, in each case at post office address appearing in the relevant register and such Notice shall be deemed to have been received by a Holder of Debentures, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed) on the day of transmittal of such Notice if sent before 5:00 p.m. (Pacific Standard Time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail to a destination within Canada, or only by airmail, postage prepaid, if sent to a destination outside Canada.

16.2.2

If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Holders of Debentures by mail, then such notification to Holders of Debentures may be given by publication in a daily newspaper with national circulation in Canada or in any other manner approved by the Indenture Trustee, and it shall constitute sufficient Notice to such Holders for every purpose hereunder. In any case where Notice to Holders of Debentures is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular Holder of a Debenture shall affect the sufficiency of such Notice with respect to other Holders of Debentures.

16.2.3

Any Notice sent to the Holders of Debentures as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

16.3

Notice to Indenture Trustee

16.3.1

Any Notice to the Indenture Trustee shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Indenture Trustee, at:

PACIFIC CORPORATE TRUST COMPANY

1000–625 Howe Street

Canada

V6C 3B8

Attention:

Corporate Trust Department

Facsimile No.:(604) 689-8144

and such Notice shall be deemed to have been received by the Indenture Trustee, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Pacific Standard Time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Pacific Standard Time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only by airmail, postage prepaid, if sent from a destination outside Canada. The Indenture Trustee may from time to time notify the Company of a change in address or facsimile number by Notice given as provided in subsection 16.1.1.

ARTICLE 17
SUPPLEMENTAL INDENTURES AND AMENDMENTS

17.1

Supplemental Indentures

17.1.1

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Indenture Trustee may, subject to the provisions of this Indenture, and the Indenture Trustee shall, upon the receipt of a Company Request or when so directed by this Indenture, make, execute, acknowledge and deliver deeds or indentures supplemental to this Indenture (each such deed or indenture a “Supplemental Indenture”) for any one or more of the following purposes:

(a)

adding to the covenants of the Company contained in this Indenture for the benefit of the Holders or surrendering any right or power herein conferred upon the Company;

(b)

adding any additional Events of Default;

(c)

changing or eliminating any restrictions on the payment of principal, the premium, if any, of Debentures provided that any such action shall not adversely affect the interests of the Holders of Debentures;

(d)

giving effect to any Act or any other direction from the Holders permitted to be given under this Indenture, and to any other Act made, given to or taken by the Holders in accordance with this Indenture;

(e)

making such provisions, not substantially inconsistent with this Indenture, as may be necessary or desirable with respect to matters arising under this Indenture which, in the opinion of the Indenture Trustee, are expedient to make; provided that the Indenture Trustee or Counsel to the Indenture Trustee shall be of the opinion that such provisions do not individually or in the aggregate materially adversely affect the interests of the Holders or the Indenture Trustee;

(f)

without limiting article 15, evidencing the succession, or successive successions, of any Successor Company to the Company and the covenants and obligations of the Company under this Indenture assumed by any such Successor Company;

(g)

providing for altering this Indenture in respect of the exchange or transfer of Debentures, provided that any such action shall not adversely affect the interests of the Holders of Debentures;

(h)

making any addition to, or modification, amendment or elimination of any of the terms of, this Indenture which, in the Opinion of Counsel, is necessary or advisable in order to incorporate, reflect or comply with any Applicable Law or requirement of any Governmental Authority, the provisions of which apply to the Company, the Indenture Trustee or this Indenture;

(i)

making any changes or corrections in this Indenture which Counsel to the Company shall have advised the Company and the Indenture Trustee are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in this Indenture or in any deed, or indenture supplemental hereto or thereto;

(j)

evidencing and providing for the acceptance of appointment hereunder by a successor trustee with respect to the Debentures, and adding to or changing any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee; and

(k)

any other purposes considered appropriate by the Indenture Trustee which, in the opinion of the Indenture Trustee, do not individually or in the aggregate adversely affect the interests of the Holders.

17.1.2

With the consent of the Holders of not less than a majority in principal amount of Outstanding Debentures, by Act of said Holders delivered to the Company and the Indenture Trustee, the Company, when authorized by a Board Resolution, and the Indenture Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the said Holders under this Indenture of such Debentures provided, however, that no such Supplemental Indenture shall be entered into by the Indenture Trustee in connection with the following, without an Extraordinary Resolution passed by the Holders of Debentures:

(a)

change the Stated Maturity date of the principal of, or any instalment of interest on, any Debenture, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change any Place of Payment, or change the currency in which any Debenture or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity date thereof (or, in the case of redemption, on or after the Redemption Date);

(b)

reduce the percentage in principal amount of the Outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or reduce the requirements of section 14.5 for quorum or subsections 14.6.1 to 14.6.4 for voting; or

(c)

modify any of the provisions of this section 17.1, or section 11.4, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holders of Debentures expressed by Extraordinary Resolution.

17.1.3

It shall not be necessary for any Act of Holders under subsection 17.1.2 to approve the particular form of any proposed Supplemental Indenture, but it shall be sufficient if such Act of Holders shall approve the substance thereof.

17.2

Execution of Supplemental Indentures

17.2.1

In executing, or accepting the additional trusts created by, any Supplemental Indenture permitted by this article 17 or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive, and subject to section 13.1, shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture, is not inconsistent herewith, is a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to enforceability being limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor’s rights generally and equitable remedies including the remedies of specific performance and injunction being granted only in the discretion of a court of competent jurisdiction and, in connection with a Supplemental Indenture executed pursuant to this subsection 17.2.1, that the Indenture Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders and, in connection with a Supplemental Indenture executed pursuant to subsection 17.1.2, that the requisite consents of the Holders have been validly obtained in accordance with subsection 17.1.2 hereof. The Indenture Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture that affects the Indenture Trustee’s own rights, duties or immunities under this Indenture or otherwise.

17.3

Effect of Supplemental Indentures

17.3.1

Upon the execution of any Supplemental Indenture under this article 17, this Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Indenture for all purposes, unless otherwise so specified; and every Holder of Debentures theretofore or thereafter certified and delivered under this Indenture shall be bound by the Supplemental Indenture.

17.4

Reference in Debentures to Supplemental Indentures

17.4.1

Debentures certified and delivered after the execution of any Supplemental Indenture pursuant to this article 17 may, and shall if required by the Indenture Trustee, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such Supplemental Indenture. If the Company shall so determine, new Debentures so modified as to conform, in the opinion of the Indenture Trustee and the Board of Directors, to any such Supplemental Indenture may be prepared and executed by the Company and certified and delivered by the Indenture Trustee in exchange for Outstanding Debentures.

17.5

Prior Approval of Recognized Stock Exchange

17.5.1

Notwithstanding anything to the contrary in this Indenture, no supplement or amendment to the terms of the Debentures or to this Indenture may be made without the prior consent of a Recognized Stock Exchange.

ARTICLE 18
MISCELLANEOUS PROVISIONS

18.1

Acceptance of Trusts

The Company and the Indenture Trustee hereby specifically acknowledge and agree that the Indenture Trustee is acting hereunder in its capacity as the Person holding the power of attorney of the Holders for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture. Each Holder of Debentures, by its acceptance thereof, accepts and confirms the appointment of the Indenture Trustee as the Person holding the power of attorney of such Holder for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture.

18.2

Protection of Trustee

The Indenture Trustee shall not be obligated under any circumstances whatsoever in the fulfilment of any of the circumstances and obligations hereunder, to expend or risk its funds or otherwise incur financial liability.

18.3

Counterparts and Formal Date

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested by their duly authorized officers, as of the day and year first above written.

ALAMOS GOLD INC.		PACIFIC CORPORATE TRUST COMPANY

Per:	"John McCluskey"	Per:	"Marc Castonguay"
	John McCluskey		Authorized Signatory

Per:	"Jon Morda"	Per:	"John A. Halse"
	Jon Morda		Authorized Signatory

SCHEDULE “A”

FORM OF DEBENTURE

ALAMOS GOLD INC. LOGO

No. SAMPLE ONLY

CUSIP <*>

ALAMOS GOLD INC.

(A corporation amalgamated pursuant to the laws of British Columbia)

5.50% Convertible Unsecured Subordinate Debenture Due 2010

Date of Initial Issue:   February 2, 2005

Maturity Date:  February 15, 2010

[For the purposes of a Global Debenture only:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED (“CDS”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE COMPANY TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.”]

[If a certificate representing Debentures issued pursuant to section 2.19.1 of the Indenture:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF

 APPLICABLE.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF THESE SECURITIES ARE SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AT A TIME WHEN THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE CORPORATION’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION’S TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”]

provided, that if the Debentures or Common Shares bearing such U.S. Legend are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act at a time when the Company is a “Foreign Issuer” (as such term is defined in Regulation S under the 1933 Act), the Debentures or the Common Shares may be reissued as part of a global certificate not including such legend by delivering to the Company, the Registrar and transfer agent, CDS, and the transferee’s designated Participant a declaration as set forth in Schedule “E” hereto (or as the Company may prescribe from time to time); and provided, further, that if any such securities are being sold under paragraph (C)(1) or (C)(2) of the legends above, the legends may be removed by delivery to the Company, the Registrar and Transfer Agent, CDS, and the transferee’s designated Participant an opinion of counsel of recognized standing, such opinion and counsel to be reasonably satisfactory to the Company, that such legend is not longer required under applicable requirements of the 1933 Act or state securities laws.

Alamos Gold Inc. (the “Company”), for value received, hereby acknowledges itself indebted and promises to pay to the order of the registered holder on February 15, 2010 (the “Maturity Date”), or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of

[insert amount]

in lawful money of Canada, on presentation and surrender of this Debenture at the principal office of the Indenture Trustee (defined below) in the manner specified in the Indenture (defined below), in the City of Vancouver, Province of British Columbia, and to pay interest on the principal amount hereof at the rate of 5.50% per annum from the Issue Date or from the most recent Interest Payment Date to which interest has been paid or made available for payment on the Debentures then outstanding, whichever is later, in like money in equal semi-annual instalments in arrears on August 15 and February 15 in each year (each such date an “Interest Payment Date”), commencing August 15, 2005 with overdue interest, if any, at the same rate after as well as before maturity and after as well as before default in payment of principal or interest. The August 15, 2005 interest payment will represent accrued interest from the Issue Date to but excluding August 15, 2005.

As interest on this Debenture becomes due, the Company (subject to early redemption, repurchase or conversion pursuant to the terms of the Indenture (as defined below)) shall forward or cause to be forwarded by courier or ordinary post to the registered address of the registered Holder of the Debenture for the time being, or in the case of joint Holders to the registered address of one of such joint Holders, or in accordance with the procedures established by CDS if this is a Book-Entry Only Debenture, a cheque or electronic funds transfer for such interest, payable to the order of such Holder or Holders. The forwarding of such cheque or electronic funds transfer shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby, unless such cheque, if any, be not paid on presentation.

This Debenture is one of the 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 (the “Debentures”) in the aggregate principal amount of up to Fifty Million Dollars ($50,000,000) in lawful money of Canada created and issued under a Trust Indenture (the “Indenture”) dated as of February 2, 2005 made between the Company and Pacific Corporate Trust Company, as trustee (the “Indenture Trustee”). Reference is hereby made to the Indenture for a description of the rights of the Holders of the Debentures, the Company and the Indenture Trustee and of the terms and conditions upon which the Debentures are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture, by acceptance hereof, agrees. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Debentures are issuable as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000. The Debentures of any authorized denomination may be exchanged, as provided in the Indenture, for Debentures in equal aggregate principal amount.

This Debenture and all other Debentures certified and issued under the Indenture rank pari passu with one another, in accordance to their tenor without discrimination, preference or priority. The payment of the principal and, if an event of default has occurred and is continuing under any Senior Indebtedness, interest on the Debentures is subordinated to the prior payment in full of Senior Indebtedness. The Indenture does not contain any financial covenants or restrictions on the Company’s ability to pay dividends, incur Senior Indebtedness or issue or repurchase securities.

Subject to regulatory approval, the Company may, at its option, upon not less than 40 days’ and not more than 60 days’ prior notice, repay the principal amount of the outstanding Debentures at Maturity or upon redemption for any reason (except in the event of a Change of Control) by issuing and delivering, for each $1,000 principal amount of Debentures, that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date or the Redemption Date, provided, however, that no Event of Default shall have occurred and be continuing. No fractional Common Shares will be delivered to the Holders of Debentures upon such share redemption, but in lieu thereof, the Company will make an equivalent cash payment.

Each $1,000 principal amount of Debentures is convertible at any time and from time to time prior to the close of business on the Business Day immediately preceding Maturity, or, if called for redemption, the Business Day immediately preceding the Redemption Date or the Payment Date, at the option of the Holder, into that number of Common Shares obtained by dividing $1,000 by the conversion price of $5.30 per Common Share, subject to adjustment upon the occurrence of certain events specified in the Indenture. No fractional Common Shares will be delivered to the Holders of Debentures upon conversion, but in lieu thereof, the Company will make an equivalent cash payment.  The accrued and unpaid interest on any Debentures so converted shall be paid in cash.

Upon the giving of notice by the Indenture Trustee of the occurrence of an Event of Default in accordance with the Indenture, the Debentures will become immediately due and payable, subject to the provisions for subordination.

Subject to the immediately following paragraph, the Debentures are not redeemable prior to February 15, 2008. At any time on and after February 15, 2008, upon not less than 30 days’ and not more than 60 days’ prior notice, the Company has the right to redeem the Debentures in whole at any time or in part from time to time, at a price equal to the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if any, (the “Redemption Amount”) to but excluding the Redemption Date, provided that the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 Trading Days ending five Trading Days prior to the date on which the Redemption Notice is given exceeds 125% of the Conversion Price.

The Company must commence, within 30 days of the occurrence of a Change of Control, an Offer to Purchase for all Debentures then Outstanding. The Offer to Purchase shall be made at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to but excluding the Payment Date. An Offer to Purchase shall be opened for 30 days and the Payment Date shall be the 30th day following the mailing of the Offer to Purchase to the Indenture Trustee.

If 10% or more of the fair market value of the consideration for Common Shares in a Change of Control transaction consists of (i) cash, (ii) other property, or (iii) equities that are not traded or scheduled to be traded immediately following such transaction on the TSX (a “Cash Transaction”), Debentureholders may prior to the effective date of such transaction (the “Effective Date”) elect to convert their Debentures in which case they shall be entitled to receive, in addition to the number of Common Shares to which they would otherwise have been entitled on conversion, an additional number of Common Shares (“Additional Shares”) determined by reference to the table set out in Schedule “F” to the Indenture based on the Effective Date of the Cash Transaction and the Common Share Price

Any payments made by or on behalf of the Company under or with respect to the Debentures will be made free and clear of and without withholding or deduction for or on account of any Taxes, unless the Company or any other payor is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debentures, the Company will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Company will pay such Additional Amounts as may be necessary so that the net amount received by each Holder of Debentures (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any payment to an Excluded Holder.

Subject to receiving applicable regulatory approvals, the Company shall have the right to elect, from time to time, to issue and deliver Common Shares to the Indenture Trustee for sale in the open market or deliver Common Share bid requests to the investment banks, brokers or dealers identified by the Company in its absolute discretion to satisfy its Interest Obligation on each Interest Payment Date. Unless an Event of Default has occurred and is continuing, upon such election by the Company, the Indenture Trustee shall have the power to (i) accept delivery of Common Shares from the Company, (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as the Company shall direct in its absolute discretion, (iii) sell common shares in an open market, (iv) invest the proceeds of such sales on behalf of and for the account of the Company in short-term Canadian Government Obligations which mature prior to an applicable Interest Payment Date and/or use such proceeds to satisfy the Interest Obligation in whole or in part in respect of which the Share Interest Payment Election was made and ( i v) perform any other action necessarily incidental thereto. The amount received by a Holder in respect of the Interest Obligation will not be affected by whether or not the Company elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

The Indenture contains provisions for the holding of meetings of Debentureholders and rendering certain resolutions passed at such meetings by, or by instruments in writing signed by, the Holders of the majority in aggregate principal amount of the Debentures Outstanding binding upon all Debentureholders, subject to the provisions of the Indenture.

This Debenture may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the principal office of the Indenture Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Company with the approval of the Indenture Trustee may designate, and may be exchanged at any such place, by the Holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Indenture Trustee, and upon compliance with such reasonable requirements as the Indenture Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Indenture Trustee or other registrar.

Neither the Debentures nor the Common Shares issuable upon conversion, redemption or Maturity of the Debentures, (collectively, the “Subject Securities”) have been or will be registered under the U.S. Securities Act of 1933, or any state securities laws of the United States. Subject to certain exceptions, none of the Subject Securities nor any rights thereto or interest therein may be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, in the United States, its territories or possessions, or to or for the account or benefit of any “U.S. person” as that term is defined in Regulation S under the U.S. Securities Act of 1933.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Indenture Trustee for the time being under the Indenture.

This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable thereto.

The Holder of this Debenture, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Debenture and of the Indenture and confirms the appointment of the Indenture Trustee and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF ALAMOS GOLD INC. has caused this Debenture to be signed by its Chairman, President and Chief Executive Officer and by its Chief Financial Officer.

DATED as of the 2nd day of February, 2005.

ALAMOS GOLD INC.
Per :
John McCluskey Chairman, President and Chief Executive Officer

Per :
Jon Morda Chief Financial Officer

TRUSTEE’S CERTIFICATE

This Debenture is one of the 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 referred to in the within-mentioned Indenture.

PACIFIC CORPORATE TRUST COMPANY, as trustee
Per :
Authorized Signing Officer

Date of Certification:

Schedule “A”

[For the purposes of a Global Debenture only:

TO THE GLOBAL DEBENTURE No. <*>

5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010

CUSIP: <*>

Principal Amount:

Authorization:

PACIFIC CORPORATE TRUST COMPANY

Per:

Authorized Signing Officer

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Maturity Date	Authorization]

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                                 , whose address and social insurance number, if applicable, are set forth below, this Debenture (or $                principal amount hereof*) of ALAMOS GOLD INC. (the “Company”) standing in the name(s) of the undersigned in the register maintained by the registrar appointed by the Company with respect to such Debenture and does hereby irrevocably authorize and direct the Indenture Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided above the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust corporation or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program. Notarized or witnessed signatures are not acceptable as guaranteed signatures.

2.

The registered Holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer                                                    Signature of transferring registered Holder

Name of Institution

SCHEDULE “B”

FORM OF REDEMPTION NOTICE

ALAMOS GOLD INC.

5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE FEBRUARY 15, 2010

REDEMPTION NOTICE

To:

Holders of 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 (the “Debentures”) of Alamos Gold Inc. (the “Company”)

Note:

All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 3.4 of the Indenture dated as of <*> (the “Indenture”) made between the Company and Pacific Corporate Trust Company, as trustee (the “Indenture Trustee”), that $<*> principal amount of Debentures outstanding will be redeemed as of <*> (the “Redemption Date”), upon payment of a redemption amount of $<*> for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $1,000 and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Redemption Amount”).

The Redemption Amount will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Pacific Corporate Trust Company

1000-625 Howe Street

Vancouver, British Columbia

Canada

V6C 3B8

Attention: Corporate Trust Department

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Amount shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Amount pursuant to the Indenture.

Holders of Debentures are reminded that they have the right to convert their Debentures pursuant to article 4 of the Indenture prior to the close of business on the Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same at the place of business of Pacific Corporate Trust Company indicate above.

[If payment of the Redemption Price is made in Common Shares:

Pursuant to section 3.7 of the Indenture, the Company hereby irrevocably elects to satisfy its obligation to pay to Holders of Debentures the principal amount of the Debentures by issuing and delivering to the Holders that number of Freely Tradeable Common Shares obtained by dividing (i) the principal amount of the Debentures by (ii) 95% of the Current Market Price of the Common Shares on the Redemption Date. The Current Market Price of the Common Shares as of the Redemption Date will be the Weighted Average Trading Price of such Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to the Redemption Date.

No fractional Common Shares shall be delivered upon the exercise by the Company of the above-mentioned redemption right but, in lieu thereof, the Company shall pay the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less any Tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Company shall, on the Redemption Date, make the delivery to the Indenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the Holders, of certificates representing the Common Shares to which Holders are entitled together with the cash equivalent in lieu of fractional Common Shares.]

Unless otherwise directed by the Company, any shares of the Company issuable upon redemption of the Debentures sold in the United States, its territories or possessions, will bear the appropriate legend set forth in section 2.19 of the Indenture.

DATED:

ALAMOS GOLD INC.

(Authorized Officer)

SCHEDULE “C-1”

FORM OF CONVERSION NOTICE

TO:

Alamos Gold Inc.

1503-110 Yonge Street

Toronto, Ontario

Canada

M5C 1T4

Attention:

Jon McCluskey, President

Pacific Corporate Trust Company

1000-625 Howe Street

Vancouver, British Columbia

Canada

V6C 3B8

Attention: Corporate Trust Department

Note:  All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 4.1 of the Indenture dated as of <*> (the “Indenture”) made between the Company and Pacific Corporate Trust Company, as trustee (the “Indenture Trustee”) that the undersigned registered holder of 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 bearing Certificate No. <*> irrevocably elects to convert such Debentures, together with the accrued and unpaid interest thereof, to Common Shares on the date of conversion specified below, in accordance with the terms of the Indenture referred to in such Debenture and tenders herewith the Debenture, and directs that the Common Shares of the Company issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Holder, all requisite transfer taxes must be tendered by the undersigned.)

Unless otherwise directed by the Company, any shares of the Company issuable upon conversion of the Debentures sold in the United States, its territories or possessions will bear the appropriate legend set forth in section 2.19 of the Indenture.

Dated:

(Signature of Registered Holder)

Date of conversion:

 (which date shall not be earlier than the date of delivery or receipt by the Company and the Indenture Trustee of this Conversion Notice and shall not be later than the close of business on the Business Day immediately preceding the Maturity Date, or the Redemption Date, as the case may be.

*

If less than the full principal amount of the Debenture, indicate in the space provided below the principal amount (which must be $1,000 or integral multiples thereof) to be converted.

Principal amount to be converted $

 (must be $1,000 or integral multiplies thereof)

(Print name in which Common Shares are to be issued, delivered and registered)

Name

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note:  If Common Shares are to be issued in the name of a Person other than the Holder, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust Corporation or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

SCHEDULE “C-2”

FORM OF MATURITY NOTICE

ALAMOS GOLD INC.

5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE FEBRUARY 15, 2010

MATURITY NOTICE

To:

Holders of 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 (the “Debentures”) of Alamos Gold Inc. (the “Company”)

Note:

All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 5.2 of the Indenture dated as of <*> (the “Indenture”) made between the Company and Pacific Corporate Trust Company, as trustee (the “Indenture Trustee”), that the Debentures will become due and payable as of <*> (the “Maturity Date”) and that each $1,000 principal amount of Debentures remains convertible, at the option of the holder thereof, into Common Shares at the Conversion Price then in effect.

Pursuant to section 5.2 of the Indenture, the Company hereby advises the Holders of Debentures that it will deliver to Holders of Debentures who have not elected to convert their Debentures into Common Shares prior to the Maturity Date that number of Freely Tradeable Common Shares equal to the number obtained by dividing the principal amount of such Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date. The Current Market Price as at the Maturity Date shall be the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to such date. In the event that the Company elects to issue and deliver Common Shares as aforesaid, upon presentation and surrender of the Debentures, the Company shall pay or cause to be paid in cash to the Holder all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Common Shares, and shall, on the Maturity Date, send to the Indenture Trustee certificates representing the Common Shares to which the Holder is entitled. Unless otherwise directed by the Company, any shares of the Company issuable upon Maturity of the Debentures sold in the United States, its territories or possessions, will bear the appropriate legend set forth in section 2.19 of the Indenture.

DATED: <*>

ALAMOS GOLD INC.

(Authorized Officer)

SCHEDULE “D”

ALAMOS GOLD INC.

CUSIP <*>

5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE FEBRUARY 15, 2010

PRINCIPAL AMOUNT GRID

The following grid reflects the principal amount outstanding on the attached 5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 (the “Debentures”) and shall be adjusted at such time as the Debentures are converted, redeemed or repurchased in accordance with the terms thereof. In no event shall the outstanding principal amount hereunder exceed $<*>.

DATE	AMOUNT REDUCED	REMAINING PRINCIPAL AMOUNT	AUTHORIZED SIGNATORY BY INDENTURE TRUSTEE
<*>		<*>

SCHEDULE “E”

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:

PACIFIC CORPORATE TRUST COMPANY

TO:

THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED

TO:

ALAMOS GOLD INC.

RE:

5.50% Convertible Unsecured Subordinated Debentures due February 15, 2010 of Alamos Gold Inc.

Common shares of Alamos Gold Inc.

The undersigned (a) acknowledges that the sale of securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not an affiliate of Alamos Gold Inc. as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 under the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated:

By: _________________________
Name:
Title:

SCHEDULE “F”

TABLE FOR DETERMINING THE NUMBER OF ADDITIONAL SHARES IN THE EVENT OF A CASH TRANSACTION

Effective	Common	Share	Price
Date	$3.96	$4.25	$4.75	$5.00	$5.75	$6.25	$6.75	$7.25	$7.75	$8.25	Cont’d
15-Jan-05	6.3846	6.5546	5.4449	4.9987	3.9641	3.4519	3.0472	2.7167	2.4457	2.2193
15-Jan-06	6.3846	5.9679	4.8243	4.3671	3.3278	2.8286	2.4372	2.13	1.8808	1.6808
15-Jan-07	6.3846	5.4214	4.1653	3.6747	2.5764	2.0711	1.6823	1.4056	1.1793	1.0167
15-Jan-08	6.3846	5.1272	3.6555	3.0568	1.673	1.0179	0.5549	0.2834	0	0
15-Jan-09	6.3846	4.9894	3.4504	2.8394	1.4978	0.8991	0.4915	0	0	0
15-Jan-10	6.3846	4.5703	2.1901	1.3181	0	0	0	0	0	0

	$8.75	$9.25	$9.75	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20	$25
15-Jan-05	2.0291	1.8689	1.7297	1.6683	1.4596	1.2971	1.1686	1.0639	0.9776	0.7017	0.5522
15-Jan-06	1.5133	1.3767	1.2619	1.2098	1.0429	0.9174	0.8212	0.7444	0.6824	0.4899	0.3871
15-Jan-07	0.8784	0.7808	0.6963	0.6603	0.5542	0.4841	0.4268	0.3873	0.3556	0.26	0.2073
15-Jan-08	0	0	0	0	0	0	0	0	0	0	0
15-Jan-09	0	0	0	0	0	0	0	0	0	0	0
15-Jan-10	0	0	0	0	0	0	0	0	0	0	0

The Common Share Prices and numbers of Additional Shares set forth above are based upon an initial Conversion Number of 18.86792 Common Shares per $100 of the principal amount of the Debentures.